Exhibit 99.1 Risk and Capital Management Pillar 3 1Q20 Exhibit 99.1 Risk and Capital Management Pillar 3 1Q20

Risk and Capital Management – Pillar 3 OBJECTIVE 1 KEY INDICATORS 1 1 RISK MANAGEMENT 2 1.1 Risk Appetite 2 1.2 Risk Culture 3 1.3 Risk and Capital Governance 3 1.4 Risk- adjusted Compensation 4 2 CAPITAL 5 2.1 Capital Management 5 2.2 Capital Adequacy Assessment 5 2.3 Stress Testing 5 2.4 Recovery Plan 6 2.5 Capital Requirements and Capital Composition 6 2.6 Risk-Weighted Asset (RWA) 8 Risk-Weighted Assets for Credit Risk (RWA ) 9 CPAD Risk-Weighted Assets for Market Risk (RWA ) 9 MINT Risk-Weighted Assets for Operational Risk (RWA ) 10 OPAD 2.7 Additional Capital Buffers 10 2.8 Capital Adequacy 11 2.8.1 IRRBB – Interest Rate Risk in the Banking Book 12 2.9 Leverage Ratio 14 3 BALANCE SHEET AND INSTITUTIONS 15 3.1 Balance Sheet 15 3.2 Institutions that comprise the Financial Statements of Itaú Unibanco Holding 17 Institutions that comprise the financial statements an the Prudential Conglomerate 17 Institutions that comprise only the financial statements 18 Non consolidated institutions 19 Material entities 20 4 INVESTMENTS IN OTHER ENTITIES NOT CLASSIFIED IN THE TRADING BOOK 21 5 CREDIT RISK 22 5.1 Framework and Treatment 22 5.2 Credit Portfolio Analysis 23 Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions 23 Operations with Credit Granting Characteristics by Economic Sector 24 Remaining maturity of loan transactions 24 Concentration on the Major Debtors 25 Overdue Amounts 25 Allowance for Loan Losses 25 Mitigating Instruments 26 Counterparty Credit Risk 26 Acquisitions, Sale or Transfer of Financial Assets 28 Operations of Securitization 29 Credit Derivatives 30 6 MARKET RISK 32 6.1 Framework and Treatment 32 6.2 Portfolio Analysis 33 Interest rate risk in the banking book 33 Evolution of the Trading Book 33 Evolution of the Derivatives Portfolio 34 VaR - Consolidated Itaú Unibanco 34 VaR and Stressed VaR Internal Model – Regulatory Portfolio 34 Stress Testing 35 Backtesting 35 Itaú Unibanco Risk and Capital Management – Pillar 3 OBJECTIVE 1 KEY INDICATORS 1 1 RISK MANAGEMENT 2 1.1 Risk Appetite 2 1.2 Risk Culture 3 1.3 Risk and Capital Governance 3 1.4 Risk- adjusted Compensation 4 2 CAPITAL 5 2.1 Capital Management 5 2.2 Capital Adequacy Assessment 5 2.3 Stress Testing 5 2.4 Recovery Plan 6 2.5 Capital Requirements and Capital Composition 6 2.6 Risk-Weighted Asset (RWA) 8 Risk-Weighted Assets for Credit Risk (RWA ) 9 CPAD Risk-Weighted Assets for Market Risk (RWA ) 9 MINT Risk-Weighted Assets for Operational Risk (RWA ) 10 OPAD 2.7 Additional Capital Buffers 10 2.8 Capital Adequacy 11 2.8.1 IRRBB – Interest Rate Risk in the Banking Book 12 2.9 Leverage Ratio 14 3 BALANCE SHEET AND INSTITUTIONS 15 3.1 Balance Sheet 15 3.2 Institutions that comprise the Financial Statements of Itaú Unibanco Holding 17 Institutions that comprise the financial statements an the Prudential Conglomerate 17 Institutions that comprise only the financial statements 18 Non consolidated institutions 19 Material entities 20 4 INVESTMENTS IN OTHER ENTITIES NOT CLASSIFIED IN THE TRADING BOOK 21 5 CREDIT RISK 22 5.1 Framework and Treatment 22 5.2 Credit Portfolio Analysis 23 Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions 23 Operations with Credit Granting Characteristics by Economic Sector 24 Remaining maturity of loan transactions 24 Concentration on the Major Debtors 25 Overdue Amounts 25 Allowance for Loan Losses 25 Mitigating Instruments 26 Counterparty Credit Risk 26 Acquisitions, Sale or Transfer of Financial Assets 28 Operations of Securitization 29 Credit Derivatives 30 6 MARKET RISK 32 6.1 Framework and Treatment 32 6.2 Portfolio Analysis 33 Interest rate risk in the banking book 33 Evolution of the Trading Book 33 Evolution of the Derivatives Portfolio 34 VaR - Consolidated Itaú Unibanco 34 VaR and Stressed VaR Internal Model – Regulatory Portfolio 34 Stress Testing 35 Backtesting 35 Itaú Unibanco

Risk and Capital Management – Pillar 3 7 OPERATIONAL RISK 36 7.1 Framework and Treatment 36 7.2 Crisis Management and Business Continuity 36 7.3 Independent Validation of Risk Models 37 8 LIQUIDITY RISK 38 8.1 Framework and Treatment 38 8.2 Liquidity Coverage Ratio (LCR) 38 8.3 Net Stable Funding Ratio (NSFR) 39 9 OTHER RISKS 42 Insurance products, pension plans and premium bonds risks 42 Social and Environmental Risk 42 Regulatory and Compliance Risk 42 Model Risk 43 Reputational Risk 43 Country Risk 44 Business and Strategy Risk 44 10 APPENDIX I 45 11 GLOSSARIES 48 11.1 Glossary of Acronyms 48 11.2 Glossary of Regulations 51 Itaú Unibanco Risk and Capital Management – Pillar 3 7 OPERATIONAL RISK 36 7.1 Framework and Treatment 36 7.2 Crisis Management and Business Continuity 36 7.3 Independent Validation of Risk Models 37 8 LIQUIDITY RISK 38 8.1 Framework and Treatment 38 8.2 Liquidity Coverage Ratio (LCR) 38 8.3 Net Stable Funding Ratio (NSFR) 39 9 OTHER RISKS 42 Insurance products, pension plans and premium bonds risks 42 Social and Environmental Risk 42 Regulatory and Compliance Risk 42 Model Risk 43 Reputational Risk 43 Country Risk 44 Business and Strategy Risk 44 10 APPENDIX I 45 11 GLOSSARIES 48 11.1 Glossary of Acronyms 48 11.2 Glossary of Regulations 51 Itaú Unibanco

Risk and Capital Management – Pillar 3

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678, which address the disclosure of information on risks and capital management, comparison between accounting and prudential information, liquidity and market risk indicators, calculation of risk-weighted assets (RWA) and calculation of the Total Capital ("Patrimônio de Referência" - PR), in accordance with Itaú Unibanco's institutional standards.

Key indicators

Itaú Unibanco's risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on March 31, 2020, are summarized below.

Common Equity Tier I Ratio
10.3%
December 31, 2019: 13.2%

Tier I Ratio
12.0%
December 31, 2019: 14.4%

Total Capital Ratio
13.3%
December 31, 2019: 15.8%

Common Equity Tier I
R$ 107,668 million
December 31, 2019: R$ 117,328 million

Tier I
R$ 124,980 million
December 31, 2019: R$ 128,696 million

Total Capital
R$ 139,218 million
December 31, 2019: R$ 140,596 million

RWA
R$ 1,043,517 million
December 31, 2019: R$ 891,300 million

RWA Composition


9.2%
2.8%
88.0%
8.9%
3.2%
87.9%
12/31/2019
03/31/2020
Credit Risk
Market Risk
Operational Risk

Credit Risk Exposure
R$ 917,107 million
December 31, 2019: R$ 784,730 million

Composition of Credit Risk Exposure[1]


12/31/2019
7.0%
22.6%
42.2%
28.2%
03/31/2020
5.8%
19.6%
40.8%
33.8%
Securities
Retail
Non Retail
Other Exposure

[1] Classification according to Circular BACEN 3,644 and subsequent amendments.

1
Itaú Unibanco

Risk and Capital Management – Pillar 3 1 Risk Management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk. The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; • Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture”; • Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios; • Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; • Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services; • Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation. On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. 1.1 Risk Appetite Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: • Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. 2 Itaú Unibanco Risk and Capital Management – Pillar 3 1 Risk Management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk. The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; • Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture”; • Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios; • Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; • Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services; • Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation. On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. 1.1 Risk Appetite Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: • Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. 2 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO. Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. 1.2 Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussions and actions on the institution’s risks, and each and everyone’s responsibility for risk management. In addition to the bank’s policies, procedures and processes of risk management, the Risk Culture strengthens the employees’ individual and collective responsibility in understanding, identifying, measuring, managing and mitigating the risks connected to their activities, respecting the business management ethically. The institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation. 1.3 Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF). To support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and ensure the accordance with the established rules and procedures. Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: • in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; 3 Itaú Unibanco Risk and Capital Management – Pillar 3 • Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO. Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. 1.2 Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussions and actions on the institution’s risks, and each and everyone’s responsibility for risk management. In addition to the bank’s policies, procedures and processes of risk management, the Risk Culture strengthens the employees’ individual and collective responsibility in understanding, identifying, measuring, managing and mitigating the risks connected to their activities, respecting the business management ethically. The institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation. 1.3 Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF). To support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and ensure the accordance with the established rules and procedures. Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: • in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; 3 Itaú Unibanco

Risk and Capital Management – Pillar 3 • in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; • in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. 1.4 Risk-adjusted Compensation The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short, medium and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921, and the FEBRABAN’s normative SARB 017/2016 and with the reporting to the Board of Directors, is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies. The practices of compensation take into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excessive risks and inadequacies. For more information about remuneration in Itaú Unibanco, see Note 15 – “Shareholders’ Equity” in the complete Financial Statements and/or the section “People management” in the Integrated Annual Report, which is available on the website www.itau.com.br/investor-relations. 4 Itaú Unibanco Risk and Capital Management – Pillar 3 • in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; • in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. 1.4 Risk-adjusted Compensation The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short, medium and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921, and the FEBRABAN’s normative SARB 017/2016 and with the reporting to the Board of Directors, is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies. The practices of compensation take into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excessive risks and inadequacies. For more information about remuneration in Itaú Unibanco, see Note 15 – “Shareholders’ Equity” in the complete Financial Statements and/or the section “People management” in the Integrated Annual Report, which is available on the website www.itau.com.br/investor-relations. 4 Itaú Unibanco

Risk and Capital Management – Pillar 3 2 Capital 2.1 Capital Management The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital. At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors. In order to provide the Board with the data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by the independent validation, internal controls and audit areas. The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 2.2 Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of material risks and assessment of the need for additional capital; • Preparation of the capital plan, both in normality and stress situations; • Internal assessment of capital adequacy; • Structuring of capital contingency and recovery plans; • Preparation of management and regulatory reports By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907. The result of the last ICAAP – dated as of December 2019 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. 2.3 Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. 5 Itaú Unibanco Risk and Capital Management – Pillar 3 2 Capital 2.1 Capital Management The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital. At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors. In order to provide the Board with the data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by the independent validation, internal controls and audit areas. The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 2.2 Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of material risks and assessment of the need for additional capital; • Preparation of the capital plan, both in normality and stress situations; • Internal assessment of capital adequacy; • Structuring of capital contingency and recovery plans; • Preparation of management and regulatory reports By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907. The result of the last ICAAP – dated as of December 2019 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. 2.3 Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. 5 Itaú Unibanco

Risk and Capital Management – Pillar 3 This information enables potential offenders to the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s appetite metrics. 2.4 Recovery Plan In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Itaú Unibanco has a Recovery Plan that contemplates the entire conglomerate, including foreign subsidiaries, and contains the description of the following items: I - Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy; II- Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability; III - Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan; IV - Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; V - Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VI - Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; VII - Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed annually and is subjected to the approval of the Board of Directors. With this practice, Itaú Unibanco has been able to continuously demonstrate, since its first edition in 2017, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. 2.5 Capital Requirements and Capital Composition Itaú Unibanco’s minimum capital requirements are expressed as ratios of the capital available – stated by the Total (1)1 Capital (Referential Equity) and the risk-weighted assets (RWA). These ratios follow the set of resolutions and circulars disclosed by BACEN that implemented, in Brazil, the global capital requirement standards known as Basel III. The Total Capital is the sum of three items, namely: • Common Equity Tier I: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments; • Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I; • Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital. (1) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended. 6 Itaú Unibanco Risk and Capital Management – Pillar 3 This information enables potential offenders to the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s appetite metrics. 2.4 Recovery Plan In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Itaú Unibanco has a Recovery Plan that contemplates the entire conglomerate, including foreign subsidiaries, and contains the description of the following items: I - Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy; II- Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability; III - Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan; IV - Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; V - Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VI - Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; VII - Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed annually and is subjected to the approval of the Board of Directors. With this practice, Itaú Unibanco has been able to continuously demonstrate, since its first edition in 2017, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. 2.5 Capital Requirements and Capital Composition Itaú Unibanco’s minimum capital requirements are expressed as ratios of the capital available – stated by the Total (1)1 Capital (Referential Equity) and the risk-weighted assets (RWA). These ratios follow the set of resolutions and circulars disclosed by BACEN that implemented, in Brazil, the global capital requirement standards known as Basel III. The Total Capital is the sum of three items, namely: • Common Equity Tier I: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments; • Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I; • Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital. (1) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended. 6 Itaú Unibanco

Risk and Capital Management – Pillar 3

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate[(2)], which comprises not only financial institutions but also collective financing plans ("*consórcios*"), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

Credit, market and operational risks approaches are treated as described in section "2.6 Risk-Weighted Assets (RWA)".

The minimum Total Capital ratio required is 8.0% as from January 1st, 2019.

Basel III redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are regulated by CMN Resolution 4,192. This reform included a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity

R$ million

	03/31/2020	12/31/2019	03/31/2019
Stockholders' equity Itaú Unibanco Holding S.A. (Consolidated)	123,624	131,987	119,824
Non-controlling interest in subsidiaries	11,934	11,110	12,427
Changes in ownership interest in a subsidiary in capital transactions	270	259	71
Consolidated Stockholders' Equity (BACEN)	**135,828**	**143,356**	**132,322**
Common Equity Tier I prudential adjustments	(28,160)	(26,028)	(23,166)
Common Equity Tier I	**107,668**	**117,328**	**109,156**
Instruments eligible to comprise Additional Tier I	17,201	11,266	10,868
Additional Tier I prudential adjustments	111	102	100
Additional Tier I Capital	**17,312**	**11,368**	**10,968**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**124,980**	**128,696**	**120,124**
Instruments eligible to comprise Tier II	14,175	11,833	11,833
Tier II prudential adjustments	63	67	99
Tier II	**14,238**	**11,900**	**11,932**
Referential Equity (Tier I + Tier II)	**139,218**	**140,596**	**132,056**

The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of March 31, 2020.

Prudential Adjustments

R$ million

	03/31/2020	12/31/2019	03/31/2019	Ref. Anexo I
Goodwill paid upon the acquisition of investments	6,951	6,397	6,819	(e)
Intangible assets	8,731	8,341	7,810	(h) / (i)
Tax credits	2,381	1,480	5,021	(b)
Minority shareholders' primary capital surplus	434	367	365	
Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(1,300)	(1,475)	(1,606)	
Prudential Adjustments subject to exemption limits (deferred tax assets from temporary differences, investments in insurance companies and investments in financial institutions not consolidated).	10,484	10,605	4,587	
Others	479	313	170	
Total	**28,160**	**26,028**	**23,166**	

In the first quarter of 2020, Itaú Unibanco did not buy back its own shares. The shares that were repurchased in the previous periods are shown as "Treasury Shares", which reached a balance of R$ (912) million as of March 31, 2020. Treasury shares reduce our shareholders' equity, resulting in a decrease in the capital base.

In this period, the amount of dividends and Interest on capital paid / provided for, which affects Itaú Unibanco's capital base, was R$ (10,218) million. Dividends and Interest on capital are deducted from the institution's shareholders' equity, thus reducing its capital base.

More details about Total Capital are given in Appendix I ("Template CC1: Composition of Regulatory Capital") in this report.

[(2)]*Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.*

7

Itaú Unibanco

Risk and Capital Management – Pillar 3

The table below presents subordinated debts and other instruments eligible for Additional Tier I and Tier II capital:

R$ million

Instruments Eligible for Additional Tier I Capital

	Maturities						03/31/2020	12/31/2019	03/31/2019
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years or Perpetual	Total	Total	Total
Subordinated Perpetual Debt	-	-	-	-	-	17,201	17,201	11,266	10,868
Instruments Eligible for Additional Tier I Capital (Mar/20)	-	-	-	-	-	**17,201**	**17,201**	**11,266**	**10,868**

Instruments Eligible for Tier II Capital

R$ million

	Maturities						03/31/2020	12/31/2019	03/31/2019
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years or Perpetual	Total	Total	Total
Financial Bills	-	14	5,168	-	-	2,377	7,559	5,089	4,889
Euronotes	11,806	11,931	7,150	9,801	-	3,909	44,597	31,538	30,483
Subordinated Debt (Mar/20)	**11,806**	**11,945**	**12,318**	**9,801**	-	**6,286**	**52,156**	**36,627**	**35,372**
Subordinated Debt Not Elegible to Capital	-	36	279	886	-	5,697	6,898	11,569	6,340
Subordinated Debt - Total (Mar/20)	11,806	11,981	12,597	10,687	-	11,983	59,054	48,196	41,712
Subordinated Debt after Reducer (Mar/20)	-	**2,389**	**4,927**	**5,881**	-	**6,286**	**19,483**	**12,647**	**17,275**
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,235	7,093	26,514	39,122		
Preferred Shares (Dec/12)	-	-	323	-	-	-	323		
Threshold [1] Instruments Eligible for Tier II Capital (Dec/12)	-	**198**	**123**	**847**	**1,419**	**5,303**	**7,889**		
Instruments Eligible for Tier II Capital after Reducer (Mar/20)	-	-	-	-	-	**6,286**	**6,286**		
Instruments Eligible for Tier II Capital (Mar/20) [2]	-	**198**	**123**	**847**	**1,419**	**11,589**	**14,175**		
Total Instruments Eligible for Capital (Mar/20)	-	**198**	**123**	**847**	**1,419**	**28,790**	**31,376**		

[1] *Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192 - Art 28).*

[2] *According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 and the instruments issued in November, 2019 were used for the calculation of total capital as of March, 2020.*

The subordinated debts issued in November 2019, on the international market US$ 750 million in Subordinated Notes, and on the domestic market R$ 2,330 in Financial Subordinated Notes, which have a repurchase option as from 2024, were approved by BACEN for the composition of the Tier II Capital, according to the eligible value, increasing by 0.6 p.p. the Basel ratio of Itaú Unibanco *Holding*.

In February 2020, Itaú Unibanco Holding issued on the international market US$ 700 million in Perpetual Subordinated Notes. These Perpetual Subordinated Notes have a repurchase option as from 2025, and were approved by BACEN for the composition of Itaú Unibanco *Holding*'s Additional Tier I Capital, according to the eligible value, with an increase of 0.4 p.p. in its Basel ratio.

For further details of instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor-relations, section Reports, under Pillar 3 and Global Systemically Important Banks – Spreadsheet Support, Appendix I and II – Pillar 3, Appendix II – Main Features of Regulatory Capital Instruments.

The Circular BACEN 3,751 provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. An institution is considered G-SIB whether its score reaches at least 130, this score was 39 for Itaú Unibanco in 2018. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks.

The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)[3] The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The discrepancies identified were considered immaterial.

Minimum capital requirement for Insurance

The minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, premium bonds companies and reinsurers are established by The National Council of Private Insurance (CNSP), through CNSP Resolution 321 e subsequent amendments.

2.6 Risk-Weighted Asset (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;

[3] *Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2019.*

8

Itaú Unibanco

Risk and Capital Management – Pillar 3 • RWA = portion related to the operational risk capital requirement, calculated using standardized approach. OPAD The table below presents the evolution of RWA composition of Itaú Unibanco. Composition of Risk-Weighted Asset R$ million Risk exposures 03/31/2020 12/31/2019 03/31/2019 Risk-Weighted Assets for Credit Risk (RWA ) 917,107 87.9% 784,730 88.0% 705,894 85.7% CPAD Risk-Weighted Assets for Market Risk (RWA ) 33,934 3.2% 25,002 2.8% 36,583 4.4% MINT Risk-Weighted Assets for Operational Risk (RWA ) 92,476 8.9% 81,568 9.2% 81,341 9.9% OPAD Risk-Weighted Assets (RWA) 1,043,517 100.0% 891,300 100.0% 823,818 100.0% Risk-Weighted Assets for Credit Risk (RWA ) CPAD The table below presents the credit risk-weighted assets (RWA ), regulated by BACEN Circular 3,644, segregated by risk CPAD weighting factor and by asset type: Composition of Risk-Weighted Assets for Credit Risk (RWA ) CPAD R$ million 03/31/2020 12/31/2019 03/31/2019 Risk exposures Exposure weighted by credit risk (RWA ) 917,107 7 84,730 7 05,894 CPAD a) Per Weighting Factor (FPR): FPR at 2% 172 147 115 FPR at 4% 732 431 365 FPR at 10% - - - FPR at 20% 10,226 9,581 8,332 FPR at 35% 22,892 21,939 2 0,527 FPR at 50% 66,921 58,178 52,171 FPR at 75% 179,477 177,372 1 60,702 FPR at 85% 149,938 120,402 82,706 FPR at 100% 374,435 334,064 3 17,711 (1) 115 126 0 FPR de 150% FPR at 250% 40,376 43,998 4 0,934 FPR at 300% 55,239 6,401 9,348 FPR up to 1250% 1,300 1,064 427 Derivatives – Variation of the counterparty credit quality 9,576 3,494 5,896 Default Funds 12 15 11 Securitization 5,696 7,518 6,649 Exposure weighted by credit risk (RWA ) 917,107 784,730 7 05,894 CPAD b) Per Type: Securities 52,734 54,715 38,835 Loan operations - Retail 139,669 139,522 1 25,870 Loan operations - Non-retail 313,534 274,324 2 60,648 Joint liabilities - Retail 146 150 144 Joint liabilities - Non-retail 49,149 45,657 4 2,495 Loan commitments - Retail 39,662 37,700 34,679 Loan commitments - Non-retail 11,406 11,138 10,367 Derivatives - Future potential gain 5,684 4,787 4,288 Intermediation Operations 1,791 2,422 1,956 Other exposures 303,332 214,315 1 86,612 (1) As from january 2019, Circular 3,921 became effective, changing the rules of RW (FPR) for exposures to foreign sovereigns. Risk-Weighted Assets for Market Risk (RWA ) MINT st From September 1 , 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWA ), replacing the RWA , as set out in BACEN Circular 3,646. MINT MPAD Among the foreign units, Argentina has its market capital calculated through the internal approach, while the others (Chile, Itaú BBA International, Colombia, Paraguay and Uruguay) use the standardized approach. 9 Itaú Unibanco Risk and Capital Management – Pillar 3 • RWA = portion related to the operational risk capital requirement, calculated using standardized approach. OPAD The table below presents the evolution of RWA composition of Itaú Unibanco. Composition of Risk-Weighted Asset R$ million Risk exposures 03/31/2020 12/31/2019 03/31/2019 Risk-Weighted Assets for Credit Risk (RWA ) 917,107 87.9% 784,730 88.0% 705,894 85.7% CPAD Risk-Weighted Assets for Market Risk (RWA ) 33,934 3.2% 25,002 2.8% 36,583 4.4% MINT Risk-Weighted Assets for Operational Risk (RWA ) 92,476 8.9% 81,568 9.2% 81,341 9.9% OPAD Risk-Weighted Assets (RWA) 1,043,517 100.0% 891,300 100.0% 823,818 100.0% Risk-Weighted Assets for Credit Risk (RWA ) CPAD The table below presents the credit risk-weighted assets (RWA ), regulated by BACEN Circular 3,644, segregated by risk CPAD weighting factor and by asset type: Composition of Risk-Weighted Assets for Credit Risk (RWA ) CPAD R$ million 03/31/2020 12/31/2019 03/31/2019 Risk exposures Exposure weighted by credit risk (RWA ) 917,107 7 84,730 7 05,894 CPAD a) Per Weighting Factor (FPR): FPR at 2% 172 147 115 FPR at 4% 732 431 365 FPR at 10% - - - FPR at 20% 10,226 9,581 8,332 FPR at 35% 22,892 21,939 2 0,527 FPR at 50% 66,921 58,178 52,171 FPR at 75% 179,477 177,372 1 60,702 FPR at 85% 149,938 120,402 82,706 FPR at 100% 374,435 334,064 3 17,711 (1) 115 126 0 FPR de 150% FPR at 250% 40,376 43,998 4 0,934 FPR at 300% 55,239 6,401 9,348 FPR up to 1250% 1,300 1,064 427 Derivatives – Variation of the counterparty credit quality 9,576 3,494 5,896 Default Funds 12 15 11 Securitization 5,696 7,518 6,649 Exposure weighted by credit risk (RWA ) 917,107 784,730 7 05,894 CPAD b) Per Type: Securities 52,734 54,715 38,835 Loan operations - Retail 139,669 139,522 1 25,870 Loan operations - Non-retail 313,534 274,324 2 60,648 Joint liabilities - Retail 146 150 144 Joint liabilities - Non-retail 49,149 45,657 4 2,495 Loan commitments - Retail 39,662 37,700 34,679 Loan commitments - Non-retail 11,406 11,138 10,367 Derivatives - Future potential gain 5,684 4,787 4,288 Intermediation Operations 1,791 2,422 1,956 Other exposures 303,332 214,315 1 86,612 (1) As from january 2019, Circular 3,921 became effective, changing the rules of RW (FPR) for exposures to foreign sovereigns. Risk-Weighted Assets for Market Risk (RWA ) MINT st From September 1 , 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWA ), replacing the RWA , as set out in BACEN Circular 3,646. MINT MPAD Among the foreign units, Argentina has its market capital calculated through the internal approach, while the others (Chile, Itaú BBA International, Colombia, Paraguay and Uruguay) use the standardized approach. 9 Itaú Unibanco

Risk and Capital Management – Pillar 3 The following table presents the values of market risk weighted assets (RWAMINT) which is regulated by BACEN Circulars 3,646 and 3,674. Composition of Risk-Weighted Assets for Market Risk (RWA ) MINT R$ million 03/31/2020 12/31/2019 03/31/2019 Risk-Weighted Assets for Market Risk - Standard Aproach (RWAMPAD) 39,942 28,328 42,307 Operations subject to interest rate variation 35,707 24,724 39,666 Fixed income interest rate denominated in reais 2 ,851 5 ,273 2 ,531 Foreign exchange linked interest rate 1 7,726 1 3,118 2 4,013 Price index linked interest rate 1 5,130 6 ,333 1 3,122 Interest rate linked interest rate - - 0 Operations subject to commodity price variation 1 ,343 1 ,087 553 Operations subject to stock price variation 490 1 ,162 457 Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations 2 ,402 1 ,355 1 ,632 (1) 31,954 22,663 33,846 Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (a) Market Risk Weighted Assets calculated based on internal methodology (b) 33,934 25,002 36,583 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA) (6,008) (3,327) (5,724) Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b) 33,934 25,002 36,583 (1) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model. On March 31, 2020, RWAMINT reached R$ 33,934 million, that corresponds to the need of capital calculated through the internal approach, above the value of 80% of RWAMPAD, that was R$ 31,954 million. Risk-Weighted Assets for Operational Risk (RWA ) OPAD BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk- weighted assets related to the capital required for operational risk (RWA ). Itaú Unibanco uses the Alternative OPAD Standardised Approach. In accordance with current regulation, the exposure of RWA is calculated on a semiannual OPAD basis, related to June 30 and December 31. The following table presents the values of RWA for operational risk: Composition of Risk-Weighted Assets for Operational Risk (RWA ) OPAD R$ million 03/31/2020 12/31/2019 03/31/2019 Risk-Weighted Assets for Operational Risk (RWA ) 92,476 81,568 81,341 OPAD Retail 14,431 14,005 13,985 Commercial 28,718 27,536 27,818 Corporate finance 3,416 2,746 2,819 Negotiation and sales 23,490 15,430 15,461 Payments and settlements 8,696 8,802 8,897 Financial agent services 4,596 4,641 4,672 Asset management 8,806 8,101 7,661 Retail brokerage 323 307 27 2.7 Additional Capital Buffers A requirement for Additional Capital Buffers (ACP) came into effect in the first quarter of 2016. Details of its components are shown below: Additional Capital Buffers (ACP) R$ million 03/31/2020 12/31/2019 03/31/2019 Additional Capital Buffers (ACP ) 36,523 31,195 28,834 requirement conservation 26 ,088 22 ,282 20 ,596 countercyclical - - - systemically importance 10 ,435 8,9 13 8,2 38 BACEN Circular 3,769 describes the method for calculating the ACP . Details of its portions are shown below for countercyclical the relevant jurisdictions: (1) (2) Additional Capital Buffers (ACP ) R$ million countercyclical 03/31/2020 12/31/2019 03/31/2019 RWA CPrNBi Brazil 5 45,778 5 19,410 4 52,892 (3) Chile 1 03,383 82,831 84,928 Total 6 49,161 6 02,241 5 37,820 (1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions. (2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions is zero. (3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used. 10 Itaú Unibanco Risk and Capital Management – Pillar 3 The following table presents the values of market risk weighted assets (RWAMINT) which is regulated by BACEN Circulars 3,646 and 3,674. Composition of Risk-Weighted Assets for Market Risk (RWA ) MINT R$ million 03/31/2020 12/31/2019 03/31/2019 Risk-Weighted Assets for Market Risk - Standard Aproach (RWAMPAD) 39,942 28,328 42,307 Operations subject to interest rate variation 35,707 24,724 39,666 Fixed income interest rate denominated in reais 2 ,851 5 ,273 2 ,531 Foreign exchange linked interest rate 1 7,726 1 3,118 2 4,013 Price index linked interest rate 1 5,130 6 ,333 1 3,122 Interest rate linked interest rate - - 0 Operations subject to commodity price variation 1 ,343 1 ,087 553 Operations subject to stock price variation 490 1 ,162 457 Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations 2 ,402 1 ,355 1 ,632 (1) 31,954 22,663 33,846 Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (a) Market Risk Weighted Assets calculated based on internal methodology (b) 33,934 25,002 36,583 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA) (6,008) (3,327) (5,724) Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b) 33,934 25,002 36,583 (1) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model. On March 31, 2020, RWAMINT reached R$ 33,934 million, that corresponds to the need of capital calculated through the internal approach, above the value of 80% of RWAMPAD, that was R$ 31,954 million. Risk-Weighted Assets for Operational Risk (RWA ) OPAD BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk- weighted assets related to the capital required for operational risk (RWA ). Itaú Unibanco uses the Alternative OPAD Standardised Approach. In accordance with current regulation, the exposure of RWA is calculated on a semiannual OPAD basis, related to June 30 and December 31. The following table presents the values of RWA for operational risk: Composition of Risk-Weighted Assets for Operational Risk (RWA ) OPAD R$ million 03/31/2020 12/31/2019 03/31/2019 Risk-Weighted Assets for Operational Risk (RWA ) 92,476 81,568 81,341 OPAD Retail 14,431 14,005 13,985 Commercial 28,718 27,536 27,818 Corporate finance 3,416 2,746 2,819 Negotiation and sales 23,490 15,430 15,461 Payments and settlements 8,696 8,802 8,897 Financial agent services 4,596 4,641 4,672 Asset management 8,806 8,101 7,661 Retail brokerage 323 307 27 2.7 Additional Capital Buffers A requirement for Additional Capital Buffers (ACP) came into effect in the first quarter of 2016. Details of its components are shown below: Additional Capital Buffers (ACP) R$ million 03/31/2020 12/31/2019 03/31/2019 Additional Capital Buffers (ACP ) 36,523 31,195 28,834 requirement conservation 26 ,088 22 ,282 20 ,596 countercyclical - - - systemically importance 10 ,435 8,9 13 8,2 38 BACEN Circular 3,769 describes the method for calculating the ACP . Details of its portions are shown below for countercyclical the relevant jurisdictions: (1) (2) Additional Capital Buffers (ACP ) R$ million countercyclical 03/31/2020 12/31/2019 03/31/2019 RWA CPrNBi Brazil 5 45,778 5 19,410 4 52,892 (3) Chile 1 03,383 82,831 84,928 Total 6 49,161 6 02,241 5 37,820 (1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions. (2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions is zero. (3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used. 10 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.8 Capital Adequacy Itaú Unibanco, through ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. On March 31, 2020, the Total Capital (PR) reached R$ 139,218 million, R$ 124,980 million of Tier I and R$ 14,238 million of Tier II. Capital Adequacy R$ million 03/31/2020 12/31/2019 03/31/2019 Required Current Required Required Current Required Required Current Required Current Ratio Current Ratio Current Ratio Amount Amount Ratio Amount Amount Ratio Amount Amount Ratio Common Equity Tier I 4 6,958 107,668 4.5% 10.3% 40,108 117,328 4.5% 13.2% 37,072 1 09,156 4.5% 13.3% Additional Tier I Capital - 17,312 - - - 11,368 - - - 10,968 - - Tier I 6 2,611 124,980 6.0% 12.0% 53,478 128,696 6.0% 14.4% 49,429 1 20,124 6.0% 14.6% Tier II - 14,238 - - - 11,900 - - - 11,932 - - Referential Equity (Tier I + Tier II) 8 3,481 139,218 8.0% 13.3% 71,304 140,596 8.0% 15.8% 65,905 1 32,056 8.0% 16.0% Additional Capital Buffers 36,523 3.5% 31,195 3.5% 28,834 3.5% The Total Capital Ratio reached 13.3% on March 31, 2020, reducing 250 basis points relatively to December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially compensated by the net income in the quarter and the issuance of level 1 and level 2 debts. Besides, Itaú Unibanco has an R$ 55,737 million capital excess in relation to its required Total Capital, higher than the Additional Capital Buffers requirement of R$ 36,523 million, largely covered by total capital available. The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of Total Capital committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN. On March 31, 2020, the Fixed Assets Ratio reached 27.2%, which presents a buffer of R$ 31,751 million. On March 31, 2020, the Tier I capital ratio reached 12.0%. The CET 1 capital ratio reached 10.3%. Tier I Capital Ratio 11 Itaú Unibanco Risk and Capital Management – Pillar 3 2.8 Capital Adequacy Itaú Unibanco, through ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. On March 31, 2020, the Total Capital (PR) reached R$ 139,218 million, R$ 124,980 million of Tier I and R$ 14,238 million of Tier II. Capital Adequacy R$ million 03/31/2020 12/31/2019 03/31/2019 Required Current Required Required Current Required Required Current Required Current Ratio Current Ratio Current Ratio Amount Amount Ratio Amount Amount Ratio Amount Amount Ratio Common Equity Tier I 4 6,958 107,668 4.5% 10.3% 40,108 117,328 4.5% 13.2% 37,072 1 09,156 4.5% 13.3% Additional Tier I Capital - 17,312 - - - 11,368 - - - 10,968 - - Tier I 6 2,611 124,980 6.0% 12.0% 53,478 128,696 6.0% 14.4% 49,429 1 20,124 6.0% 14.6% Tier II - 14,238 - - - 11,900 - - - 11,932 - - Referential Equity (Tier I + Tier II) 8 3,481 139,218 8.0% 13.3% 71,304 140,596 8.0% 15.8% 65,905 1 32,056 8.0% 16.0% Additional Capital Buffers 36,523 3.5% 31,195 3.5% 28,834 3.5% The Total Capital Ratio reached 13.3% on March 31, 2020, reducing 250 basis points relatively to December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially compensated by the net income in the quarter and the issuance of level 1 and level 2 debts. Besides, Itaú Unibanco has an R$ 55,737 million capital excess in relation to its required Total Capital, higher than the Additional Capital Buffers requirement of R$ 36,523 million, largely covered by total capital available. The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of Total Capital committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN. On March 31, 2020, the Fixed Assets Ratio reached 27.2%, which presents a buffer of R$ 31,751 million. On March 31, 2020, the Tier I capital ratio reached 12.0%. The CET 1 capital ratio reached 10.3%. Tier I Capital Ratio 11 Itaú Unibanco

Risk and Capital Management – Pillar 3

2.8.1 IRRBB – Interest Rate Risk in the Banking Book

BACEN's (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

For the purposes of this Circular, are defined:

- ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;
- ΔNII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted that the results presented do not translate into accountable or economic results, because this analysis has the single purpose of disclosure the interest rate risk and demonstrate the respective protective actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

In compliance with the circular 3,876, the following information demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco.

Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.

The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous

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Itaú Unibanco

Risk and Capital Management – Pillar 3

characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments.

The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082.

The IRRBB model includes a series of premises:

- ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;
- For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
- The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption;
- The medium-term repricing attributed to non-maturity deposits is defined as 1.26 years;
- The maximum-term repricing attributed to non-maturity deposits is defined as 33 years.

The article 39 of the circular defines the need to publish ΔEVE and ΔNII, using the standard shock scenarios described in article 11. Itaú Unibanco has opted to an additional disclosure of the metrics above, considering the internal scenarios, because of the understanding that the standard approach shocks and is application are too conservative. The institution understands that is owns internal scenarios, defined by statistical methodologies, which consider the interest rate historical distribution behavior represent in a more appropriate way the potential risk embedded in the interest rates volatility. Additionally, internal model is more adherent with the way Itaú Unibanco manages its own risks.

On the table below are presented the main results due to the change in the interest rates in the banking book in the standardized and in the internal scenarios. It is important to note that, following the normative rules, the potential losses are represented by positive values and potential gains by negative values (between parentheses).

- Parallel Up: increasing in the short-term and in the long-term interest rates;
- Parallel Down: decreasing in the short-term and in the long-term interest rates;
- Short-term increase: increasing in the short-term interest rates;
- Short-term reduction: decreasing in the short-term interest rates;
- Steepener: decreasing in the short-term interest rates and increasing the in the long-term interest rates;
- Flattener: increasing in the short-term interest rates and decreasing the in the long-term interest rates;

Potential Loss of Instruments Classified in the Banking Book arising from Interest Rate Variation Scenarios[1]

(Losses are represented by positive values, while gains are represented by negative values (between parentheses))

R$ million

	03/31/2020				12/31/2019			
	ΔEVE		ΔNII		ΔEVE		ΔNII	
Scenarios	Standard [2] Shocks	Internal [3] Shocks	Standard [2] Shocks	Internal [3] Shocks	Standard [2] Shocks	Internal [3] Shocks	Standard [2] Shocks	Internal [3] Shocks
Parallel Up	7,115	3,777	(583)	(719)	8,903	4,635	450	163
Parallel Down	(7,699)	(3,559)	1,497	644	(11,308)	(4,500)	(645)	(322)
Short rate Up	6,333	3,185			7,509	3,766		
Short rate Down	(6,746)	(2,925)			(7,997)	(3,488)		
Steepener	(2,871)	(1,225)			(3,033)	(1,388)		
Flattener	4,121	1,839			4,220	2,019		
Maximum	**7,115**	**3,777**	**1,497**	**644**	**8,903**	**4,635**	**450**	**163**
Tier I	**124,980**				**128,696**			

(1) Losses in variation measurements are shown as positive values, as per Art. 13 §3º of Circular 3,876.

(2) Values are calculated using internal models and standard regulatory shocks, as per Art. 39 §1º II of Circular 3,876.

(3) Values are calculated using internal models and shocks , as per Art. 7º of Circular 3,876.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 The maximum variation of ∆EVE, with internal shocks, was R$ 3,777 millions as of March 31, 2020, considering the Parallel Up Scenario shocks, a decrease of 18.5% when compared to December 31, 2020. For the outlier test, the maximum variation of the ∆EVE, with standardized shocks was R$ 7,115 million as of March 31, 2020, corresponding to a potential loss of 5.7% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art. 44 of Circular 3,876). The ∆NII, with internal shocks, for a horizon of a year, has maximum loss of R$ 644 million in the Parallel Down Scenario. 2.9 Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighs or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to st BACEN monthly. As from January 1 , 2018, the Resolution 4,615 was put into force and established minimum requirement at 3% for the Leverage Ratio. The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. Comparative Summary of Published Financial Statements and Leverage Ratio R$ Thousand 03/31/2020 12/31/2019 03/31/2019 1 Total assets according to published financial statements 1,982,498,345 1,738,713,009 1,651,424,567 2 Adjustment for differences in consolidation of accounts (199,570,965) (206,207,020) (196,268,386) 3 Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized (1,898,904) (2,208,342) (3 ,253,435) 4 Adjustment for changes in reference values and potential future gains on derivative financial instruments 20,909,488 18,978,183 18,871,765 5 Adjustment for repurchase transactions and securities lending 12,450,884 12,458,242 10,813,262 6 Adjustment for transactions not booked in prudential conglomerate's total assets 1 28,702,011 1 21,974,309 1 11,673,986 7 Other adjustments (199,916,530) (137,144,541) (130,042,264) 8 Total Exposure 1,743,174,330 1,546,563,840 1,463,219,496 Disclosure of information on Leverage Ratio R$ Thousand 03/31/2020 12/31/2019 03/31/2019 Items shown in the Balance Sheet Balance sheet items other than derivative financial instruments, securities received on loan and resales for 1 1,293,791,240 1,189,661,430 1,066,905,817 settlement under repurchase transactions 2 Adjustments for equity items deducted in calculating Level I Capital (4 2,184,195) (3 4,260,362) (3 2,810,054) 3 Total exposure shown in the Balance Sheet 1,251,607,045 1,155,401,067 1,034,095,763 Transactions using Derivative Financial Instruments 4 Replacement value for derivatives transactions 57,616,462 28,149,414 26,072,628 5 Potential future gains from derivatives transactions 11,295,780 13,128,113 18,045,839 6 Adjustment for collateral in derivatives transactions - - - 7 Adjustment for daily margin held as collateral - - - Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of 8 (6,456,752) (6,080,133) (8 ,533,696) bankruptcy or default of the entities responsible for the settlement system 9 Reference value adjusted for credit derivatives 14,080,609 10,444,041 6,543,589 10 Adjustment of reference value calculated for credit derivatives (1,151,606) (706,453) (717,831) 11 Total exposure for derivative financial instruments 7 5,384,493 4 4,934,982 4 1,410,530 Repurchase Transactions and Securities Lending (TVM) 12 Investments in repurchase transactions and securities lending 2 63,385,697 1 96,504,018 2 54,462,278 13 Adjustment for repurchases for settlement and creditors of securities lending - - - 14 Amount of counterparty credit risk 12,450,884 12,458,242 10,813,262 15 Amount of counterparty credit risk in transactions as intermediary 11,644,200 15,291,222 10,763,677 16 Total exposure for repurchase transactions and securities lending 2 87,480,781 2 24,253,482 2 76,039,217 Off-balance sheet items 17 Reference value of off-balance sheet transactions 3 92,721,451 3 75,391,357 3 45,669,940 18 Adjustment for application of FCC specific to off-balance sheet transactions (264,019,440) (253,417,047) (233,995,954) 19 Total off-balance sheet exposure 1 28,702,011 1 21,974,309 1 11,673,986 Capital and Total Exposure 20 Level I 1 24,979,508 1 28,696,398 1 20,124,226 21 Total Exposure 1,743,174,330 1,546,563,840 1,463,219,496 Leverage Ratio 22 Basel III Leverage Ratio 7.2% 8.3% 8.2% 14 Itaú Unibanco Risk and Capital Management – Pillar 3 The maximum variation of ∆EVE, with internal shocks, was R$ 3,777 millions as of March 31, 2020, considering the Parallel Up Scenario shocks, a decrease of 18.5% when compared to December 31, 2020. For the outlier test, the maximum variation of the ∆EVE, with standardized shocks was R$ 7,115 million as of March 31, 2020, corresponding to a potential loss of 5.7% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art. 44 of Circular 3,876). The ∆NII, with internal shocks, for a horizon of a year, has maximum loss of R$ 644 million in the Parallel Down Scenario. 2.9 Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighs or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to st BACEN monthly. As from January 1 , 2018, the Resolution 4,615 was put into force and established minimum requirement at 3% for the Leverage Ratio. The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. Comparative Summary of Published Financial Statements and Leverage Ratio R$ Thousand 03/31/2020 12/31/2019 03/31/2019 1 Total assets according to published financial statements 1,982,498,345 1,738,713,009 1,651,424,567 2 Adjustment for differences in consolidation of accounts (199,570,965) (206,207,020) (196,268,386) 3 Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized (1,898,904) (2,208,342) (3 ,253,435) 4 Adjustment for changes in reference values and potential future gains on derivative financial instruments 20,909,488 18,978,183 18,871,765 5 Adjustment for repurchase transactions and securities lending 12,450,884 12,458,242 10,813,262 6 Adjustment for transactions not booked in prudential conglomerate's total assets 1 28,702,011 1 21,974,309 1 11,673,986 7 Other adjustments (199,916,530) (137,144,541) (130,042,264) 8 Total Exposure 1,743,174,330 1,546,563,840 1,463,219,496 Disclosure of information on Leverage Ratio R$ Thousand 03/31/2020 12/31/2019 03/31/2019 Items shown in the Balance Sheet Balance sheet items other than derivative financial instruments, securities received on loan and resales for 1 1,293,791,240 1,189,661,430 1,066,905,817 settlement under repurchase transactions 2 Adjustments for equity items deducted in calculating Level I Capital (4 2,184,195) (3 4,260,362) (3 2,810,054) 3 Total exposure shown in the Balance Sheet 1,251,607,045 1,155,401,067 1,034,095,763 Transactions using Derivative Financial Instruments 4 Replacement value for derivatives transactions 57,616,462 28,149,414 26,072,628 5 Potential future gains from derivatives transactions 11,295,780 13,128,113 18,045,839 6 Adjustment for collateral in derivatives transactions - - - 7 Adjustment for daily margin held as collateral - - - Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of 8 (6,456,752) (6,080,133) (8 ,533,696) bankruptcy or default of the entities responsible for the settlement system 9 Reference value adjusted for credit derivatives 14,080,609 10,444,041 6,543,589 10 Adjustment of reference value calculated for credit derivatives (1,151,606) (706,453) (717,831) 11 Total exposure for derivative financial instruments 7 5,384,493 4 4,934,982 4 1,410,530 Repurchase Transactions and Securities Lending (TVM) 12 Investments in repurchase transactions and securities lending 2 63,385,697 1 96,504,018 2 54,462,278 13 Adjustment for repurchases for settlement and creditors of securities lending - - - 14 Amount of counterparty credit risk 12,450,884 12,458,242 10,813,262 15 Amount of counterparty credit risk in transactions as intermediary 11,644,200 15,291,222 10,763,677 16 Total exposure for repurchase transactions and securities lending 2 87,480,781 2 24,253,482 2 76,039,217 Off-balance sheet items 17 Reference value of off-balance sheet transactions 3 92,721,451 3 75,391,357 3 45,669,940 18 Adjustment for application of FCC specific to off-balance sheet transactions (264,019,440) (253,417,047) (233,995,954) 19 Total off-balance sheet exposure 1 28,702,011 1 21,974,309 1 11,673,986 Capital and Total Exposure 20 Level I 1 24,979,508 1 28,696,398 1 20,124,226 21 Total Exposure 1,743,174,330 1,546,563,840 1,463,219,496 Leverage Ratio 22 Basel III Leverage Ratio 7.2% 8.3% 8.2% 14 Itaú Unibanco

Risk and Capital Management – Pillar 3 3 Balance Sheet and Institutions 3.1 Balance Sheet The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation. (1) R$ million Comparison of balance sheets – Assets Consolidated (2) Prudential Ref. Appedix I Balanced Sheet Assets 03/31/2020 Current assets and Long-term receivables 1, 944,899 1, 722,229 Cash and cash equivalents 71,881 71,476 Interbank investments 282, 565 281, 059 Securities and derivative financial instruments 605, 985 389, 065 Interbank accounts 107, 457 107, 456 Interbranch accounts 277 277 Loan, lease and other credit operations 593, 459 594, 287 Other receivables 279, 785 275, 215 Tax credit and Actuarial Assets - 33,832 Tax credits arising from income tax losses and social contribution - 2,642 (b) Credits resulting from temporary differences - 31,098 (c) Actuarial assets related to defined benefit pension funds - 92 (d) Other - 241,382 Other assets 3,490 3,395 Permanent assets 37,599 60,699 Investments 15,998 39,761 Goodwill based on the expectation of future profitability - 728 (e) investments in companies that are similar to financial institutions and insurance companies - 7,365 (f) investments in the capital of financial institutions - 10,514 (a) Other - 21,154 Real estate in use 6,355 5,863 Deferred permanent assets - - Other - - Goodwill and Intangible assets 15,246 15,074 Goodwill based on the expectation of future profitability - 6,224 (e) Intangible assets - 8,731 (h)/(i) Deferred permanent assets - - (g) Other - 119 Total assets 1, 982,498 1, 782,927 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 15 Itaú Unibanco Risk and Capital Management – Pillar 3 3 Balance Sheet and Institutions 3.1 Balance Sheet The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation. (1) R$ million Comparison of balance sheets – Assets Consolidated (2) Prudential Ref. Appedix I Balanced Sheet Assets 03/31/2020 Current assets and Long-term receivables 1, 944,899 1, 722,229 Cash and cash equivalents 71,881 71,476 Interbank investments 282, 565 281, 059 Securities and derivative financial instruments 605, 985 389, 065 Interbank accounts 107, 457 107, 456 Interbranch accounts 277 277 Loan, lease and other credit operations 593, 459 594, 287 Other receivables 279, 785 275, 215 Tax credit and Actuarial Assets - 33,832 Tax credits arising from income tax losses and social contribution - 2,642 (b) Credits resulting from temporary differences - 31,098 (c) Actuarial assets related to defined benefit pension funds - 92 (d) Other - 241,382 Other assets 3,490 3,395 Permanent assets 37,599 60,699 Investments 15,998 39,761 Goodwill based on the expectation of future profitability - 728 (e) investments in companies that are similar to financial institutions and insurance companies - 7,365 (f) investments in the capital of financial institutions - 10,514 (a) Other - 21,154 Real estate in use 6,355 5,863 Deferred permanent assets - - Other - - Goodwill and Intangible assets 15,246 15,074 Goodwill based on the expectation of future profitability - 6,224 (e) Intangible assets - 8,731 (h)/(i) Deferred permanent assets - - (g) Other - 119 Total assets 1, 982,498 1, 782,927 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 15 Itaú Unibanco

Risk and Capital Management – Pillar 3 (1) Comparison of balance sheets – Liabilities R$ million Consolidated (2) Prudential Ref. Appedix I Balanced Sheet Liabilities 03/31/2020 Current and Long-term Liabilities 1, 843,947 1, 643,804 Deposits 606, 750 617, 067 Deposits received under securities repurchase agreements 313, 540 313, 760 Funds from acceptances and issuance of securities 154, 146 154, 146 Interbank accounts 45,411 45,411 Interbranch accounts 6,665 6,667 Borrowings and onlending 94,909 94,909 Derivative financial instruments 87,909 87,933 Technical provision for insurance, pension plan and capitalization 214, 565 - Other liabilities 320, 052 323, 910 Social and statutory 8,823 7,701 Tax credits arising from income tax losses and social contribution - 4,660 (b)/(c) Provision of Actuarial assets related to defined benefit pension funds - 234 (d) Other - 2,807 Other - 316,209 Deferred income 3,286 3,295 Non-controlling interest in subsidiaries 11,641 11,934 (j) Stockholders' equity 123, 624 123, 893 Capital 97,148 97,148 (k) Other Revenues and Other Reserves (2,342) (1,090) (m) Revenue reserves 29,730 28,747 (l) (Treasury shares) (912) (912) (n) Total liabilities and stockholders' equity 1, 982,498 1, 782,927 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 16 Itaú Unibanco Risk and Capital Management – Pillar 3 (1) Comparison of balance sheets – Liabilities R$ million Consolidated (2) Prudential Ref. Appedix I Balanced Sheet Liabilities 03/31/2020 Current and Long-term Liabilities 1, 843,947 1, 643,804 Deposits 606, 750 617, 067 Deposits received under securities repurchase agreements 313, 540 313, 760 Funds from acceptances and issuance of securities 154, 146 154, 146 Interbank accounts 45,411 45,411 Interbranch accounts 6,665 6,667 Borrowings and onlending 94,909 94,909 Derivative financial instruments 87,909 87,933 Technical provision for insurance, pension plan and capitalization 214, 565 - Other liabilities 320, 052 323, 910 Social and statutory 8,823 7,701 Tax credits arising from income tax losses and social contribution - 4,660 (b)/(c) Provision of Actuarial assets related to defined benefit pension funds - 234 (d) Other - 2,807 Other - 316,209 Deferred income 3,286 3,295 Non-controlling interest in subsidiaries 11,641 11,934 (j) Stockholders' equity 123, 624 123, 893 Capital 97,148 97,148 (k) Other Revenues and Other Reserves (2,342) (1,090) (m) Revenue reserves 29,730 28,747 (l) (Treasury shares) (912) (912) (n) Total liabilities and stockholders' equity 1, 982,498 1, 782,927 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 16 Itaú Unibanco

Risk and Capital Management – Pillar 3

3.2 Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the financial statements and the Prudential Consolidation(1)	Country(2)	% Equity share in capital
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	98.37%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S/A	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Banco Itauleasing S.A.	Brazil	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
Fideicomisos Financiero Privados BHSA	Argentina	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Brazil	100.00%
Fundo Even II Kinea FII	Brazil	100.00%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ações	Brazil	99.36%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	33.22%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	33.21%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	33.32%
Itaú CorpBanca	Chile	38.14%
Itaú CorpBanca Colombia S.A.	Colombia	33.22%
Itaú CorpBanca New York Branch	United States	38.14%
Itaú Corredores de Bolsa Limitada	Chile	38.14%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	89.60%
Itaú International Securities Inc.	United States	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	33.49%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco S.A., Tokyo Branch	Japan	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.78%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.67%
Kinea II Macro Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea Ventures FIP	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%

(1) As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

(2) The institutions operate in their respective countries of origin.

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Institutions that comprise the financial statements and the Prudential Consolidation[1]	Country [2]	% Equity share in capital
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
MCC S.A. Corredores de Bolsa	Chile	100.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA S.A.	Uruguay	100.00%
Olti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
RedeCard S.A.	Brazil	100.00%
RT Itaú DI Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
Universo FIP Multiestratégia	Brazil	100.00%

(1) As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

(2) The institutions operate in their respective countries of origin.

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Aj II Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	57.95%
Albarus S.A.	Paraguay	100.00%
BICSA Holdings, Ltd.	Cayman Islands	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	96.00%
FIC Promotora de Vendas Ltda.	Brazil	50.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administração Previdenciária Ltda.	Brazil	100.00%
Itaú Administradora General de Fondos S.A.	Chile	38.14%
Itaú Asesorías Financieras Limitada	Chile	38.14%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú BBA México, S.A. de C.V.	México	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	30.50%
Itaú Corredores de Seguros S.A.	Chile	38.14%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Europa Luxembourg S.A.	Luxembourg	100.00%
Itaú Gestão de Vendas Ltda.	Brazil	100.00%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Middle East	United Arab Emirates	100.00%
Itaú Participação Ltda.	Brazil	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
Itauseg Seguradora S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
Itrust Servicios Inmobiliarios S.A.I.C.	Argentina	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
Karen International Limited	Bahamas	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%
Maxipago Serviços de Internet Ltda.	Brazil	100.00%

(1) The institutions operate in their respective countries of origin.

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Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
MCC Asesorías Limitada	Chile	100.00%
MCC Securities Inc.	Cayman Islands	100.00%
Mundostar S.A.	Uruguay	100.00%
Nevada Woods S.A.	Uruguay	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	México	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	38.14%
Recovery do Brasil Consultoria S.A.	Brazil	96.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
Topaz Holding Ltd.	Cayman Islands	100.00%
Tulipa S.A.	Brazil	100.00%
Uni-Investment International Corporation	Cayman Islands	100.00%
Unión Capital AFAP S.A.	Uruguay	100.00%
Zup I.T. Soluções em Informatica LTDA.	Brazil	52.96%

(1) The institutions operate in their respective countries of origin.

Non Consolidated Institutions

Non consolidated Institutions	Country [1]	% Equity share on capital
BSF Holding S.A.	Brazil	49.00%
Compañia Uruguaya de Medios de Procesamiento S.A.	Uruguay	31.93%
Conectcar Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A.	Brazil	20.00%
IRB- Brasil Resseguros S.A.	Brazil	11.29%
Kinea Private Equity Investimentos S.A.	Brazil	80.00%
Olimpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	52.67%
Rias Redbanc S.A	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.95%
XP Inc.	Cayman Islands	46.05%

[1] The institutions operate in their respective countries of origin.

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Material entities

Total assets, stockholders' equity, country and the activities of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions

R$ million

			03/31/2020		12/31/2019		03/31/2019	
Institutions	**Country**	**Activity**	**Total Assets**	**Equity**	**Total Assets**	**Equity**	**Total Assets**	**Equity**
Banco Itaú Argentina S.A. [1]	Argentina	Financial institution	7,509	932	5,203	701	6,265	628
Banco Itaú BBA S.A. [1]	Brazil	Financial institution	3,506	3,096	3,826	2,926	2,670	2,353
Banco Itaú Consignado S.A. [1]	Brazil	Financial institution	28,317	2,467	28,359	2,355	29,576	2,174
Banco Itaú Paraguay S.A. [1]	Paraguay	Financial institution	16,850	2,011	12,701	1,476	12,735	1,203
Banco Itaú (Suisse) SA [1]	Switzerland	Financial institution	8,142	1,135	4,784	868	6,082	769
Banco Itaú Uruguay S.A. [1]	Uruguay	Financial institution	24,757	2,395	18,705	1,835	17,513	1,747
Banco Itaucard S.A. [1]	Brazil	Financial institution	113,052	10,498	117,729	11,242	95,717	9,930
Banco Itauleasing S.A. [1]	Brazil	Financial institution	12,558	12,373	12,510	12,275	12,159	11,826
Cia. Itaú de Capitalização	Brazil	Premium Bonds	3,878	295	4,057	315	4,482	697
Dibens Leasing S.A. - Arrendamento Mercantil [1]	Brazil	Leasing	11,799	5,086	12,525	5,058	23,862	5,395
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento [1]	Brazil	Consumer Finance Credit	6,690	1,116	7,045	1,034	6,064	885
Hipercard Banco Múltiplo S.A. [1]	Brazil	Financial institution	15,344	4,610	16,765	4,675	15,954	4,501
Itau Bank, Ltd. [1]	Cayman Islands	Financial institution	8,461	4,361	9,766	4,941	9,884	4,528
Itau BBA International plc [1]	United Kingdom	Financial institution	37,256	6,806	30,619	5,225	30,139	4,807
Itau BBA USA Securities Inc. [1]	United States	Broker	2,825	2,566	2,185	1,961	2,030	1,860
Itauseg Seguradora S.A.	Brazil	Insurance	95	80	96	79	94	77
Itaú CorpBanca [1]	Chile	Financial institution	189,630	17,011	147,035	15,788	131,253	16,650
Itaú Corpbanca Colombia S.A. [1]	Colombia	Financial institution	40,011	4,483	34,791	4,294	37,153	4,208
Itaú Corretora de Valores S.A. [1]	Brazil	Broker	14,199	1,649	11,806	1,513	4,655	1,326
Itaú Seguros S.A.	Brazil	Insurance	5,552	1,522	5,754	1,389	5,989	2,023
Itaú Unibanco S.A. [1]	Brazil	Financial institution	1,465,317	87,474	1,227,382	87,494	1,205,356	90,784
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	211,700	2,942	218,739	3,589	204,283	2,910
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento [1]	Brazil	Consumer Finance Credit	11,113	919	11,208	892	8,678	844
RedeCard S.A. [1]	Brazil	Acquirer	63,882	17,226	71,515	17,127	67,411	16,774

[1] Institutions included in the Prudential Conglomerate.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 4 Investments in other entities not classified in the trading book The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), and subsequent amendments, and with the regulations issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, when applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets. The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value. Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information. In the first quarter of 2020, there were no significant amendments to policies related to investments in other entities. Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains. For further information on Itaú Unibanco’s accounting policies, please see Note 3 – “Significant Account Policies”, to the Complete Financial Statements, which is available on the website www.itau.com.br/investor-relations. The assessment of equity risk not included in the trading book, designated financial investment risk, is done on the ICAAP process. This assessment simulates asset losses in a stress scenario. The table below shows the investments in other entities not classified in the trading book. On March 31, 2020, the capital required for these investments was R$ 203.5 million. Investments in other entities R$ million 03/31/2020 12/31/2019 03/31/2019 Carrying Amount 2,772.8 2,788.3 1, 495.6 Public 220.1 238.5 594.8 Private 2,552.7 2,549.8 900.8 Fair value 2,800.0 2, 834.8 1, 531.1 Public 230.3 258.9 610.7 Private 2,569.7 2,575.9 920.4 Gain or losses arising on investments in other entities 0.6 0.2 (40.2) Recognized and unrealized gain or losses (70.4) (60.4) 3.3 Unrecognized and unrealized gain or losses 27.2 46.7 35.5 21 Itaú Unibanco Risk and Capital Management – Pillar 3 4 Investments in other entities not classified in the trading book The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), and subsequent amendments, and with the regulations issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, when applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets. The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value. Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information. In the first quarter of 2020, there were no significant amendments to policies related to investments in other entities. Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains. For further information on Itaú Unibanco’s accounting policies, please see Note 3 – “Significant Account Policies”, to the Complete Financial Statements, which is available on the website www.itau.com.br/investor-relations. The assessment of equity risk not included in the trading book, designated financial investment risk, is done on the ICAAP process. This assessment simulates asset losses in a stress scenario. The table below shows the investments in other entities not classified in the trading book. On March 31, 2020, the capital required for these investments was R$ 203.5 million. Investments in other entities R$ million 03/31/2020 12/31/2019 03/31/2019 Carrying Amount 2,772.8 2,788.3 1, 495.6 Public 220.1 238.5 594.8 Private 2,552.7 2,549.8 900.8 Fair value 2,800.0 2, 834.8 1, 531.1 Public 230.3 258.9 610.7 Private 2,569.7 2,575.9 920.4 Gain or losses arising on investments in other entities 0.6 0.2 (40.2) Recognized and unrealized gain or losses (70.4) (60.4) 3.3 Unrecognized and unrealized gain or losses 27.2 46.7 35.5 21 Itaú Unibanco

Risk and Capital Management – Pillar 3 5 Credit Risk 5.1 Framework and Treatment Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”. In compliance with CMN Resolution 4,557, the document “Public Access Report - Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 22 Itaú Unibanco Risk and Capital Management – Pillar 3 5 Credit Risk 5.1 Framework and Treatment Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”. In compliance with CMN Resolution 4,557, the document “Public Access Report - Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 22 Itaú Unibanco

Risk and Capital Management – Pillar 3 5.2 Credit Portfolio Analysis The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions. Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions (1) Operations with Credit Granting Characteristics by Countries: Exposure R$ million 03/31/2020 12/31/2019 United United Brazil Argentina Chile Colombia Paraguay Switzerland Uruguay Other Total Total States of Kingdon America Individuals 2 59,338 1,046 5 2,862 8 ,942 - 3 ,876 - - 3,961 55 330,080 3 21,862 Rural Loans 104 - - - - - - - - - 104 79 Real State 47,005 146 29,966 1 ,776 - 75 - - 457 16 79,441 7 3,623 Payroll 47,502 - - - - - - - - - 47,502 46,663 Vehicle and Leasing 1 8,534 - - 48 - 120 - - - - 1 8,702 18,352 Credit card 102,739 725 3,786 991 - 1 ,028 - - 2,380 - 1 11,649 115,828 Financial Guarantees Provided 1 ,207 - 20 1 - - - - 3 4 1,235 936 Personal Loans (Other) 42,247 175 1 9,090 6,126 - 2 ,653 - - 1 ,121 35 71,447 66,381 Companies 235,233 3,701 7 1,325 19,943 11,215 5 ,708 20,889 3,984 9,405 1,627 3 83,030 3 35,451 Rural Loans 9,195 - - - - - - - - - 9 ,195 9 ,568 Investments 25,105 23 5 ,343 4 ,196 - 111 - - 34 30 34,842 34,050 Import and Export 5 0,034 251 22 404 5,973 - 9,883 3,690 809 - 71,066 51,681 Working Capital, Discount Bonds and Secured Line of Credit 1 08,097 2 ,829 56,781 12,563 4,550 5,238 1 0,108 - 7 ,960 1,497 2 09,623 185,768 Financial Guarantees Provided 38,138 598 8,777 2 ,668 692 359 898 294 484 100 53,008 49,713 Other 4 ,664 - 402 112 - - - - 118 - 5,296 4,671 Total 494,571 4 ,747 124,187 2 8,885 11,215 9 ,584 2 0,889 3,984 13,366 1,682 713,110 657,313 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics by Countries: Quarterly Average Exposure R$ million 03/31/2020 12/31/2019 United United Brazil Argentina Chile Colombia Paraguay Switzerland Uruguay Other Total Total States of Kingdon America Individuals 2 59,606 950 4 9,325 8,781 - 3,474 - - 3 ,787 48 3 25,971 319,890 Rural Loans 91 - - - - - - - - - 91 80 Real State 46,408 129 27,558 1 ,735 - 264 - - 429 8 76,531 7 3,388 Payroll 4 7,082 - - - - - - - - - 4 7,082 46,791 Vehicle and Leasing 1 8,365 - - 52 - 110 - - - - 18,527 1 7,889 Credit card 1 05,328 658 3 ,523 985 - 927 - - 2 ,319 - 113,740 113,326 Financial Guarantees Provided 1 ,059 - 19 1 - - - - 3 4 1 ,086 931 Personal Loans (Other) 41,273 163 18,225 6 ,008 - 2 ,173 - - 1 ,036 36 68,914 67,485 Companies 2 23,893 3,165 6 5,992 19,059 9 ,870 5 ,122 1 8,769 3,493 8,428 1,448 359,239 336,133 Rural Loans 9 ,382 - - - - - - - - - 9,382 10,000 Investments 2 5,191 21 4 ,970 4 ,139 - 58 6 - 32 27 34,444 3 4,229 Import and Export 42,925 212 48 344 5,291 - 8 ,841 3,223 491 - 6 1,375 52,878 Working Capital, Discount Bonds and Secured Line of Credit 1 04,465 2,365 52,396 12,040 3 ,964 4 ,650 9,141 - 7 ,342 1 ,332 1 97,695 185,102 Financial Guarantees Provided 3 7,544 567 8,200 2,425 615 414 781 270 455 89 5 1,360 4 8,781 Other 4 ,386 - 378 111 - - - - 108 - 4,983 5 ,143 Total 4 83,499 4 ,115 1 15,317 2 7,840 9 ,870 8,596 1 8,769 3,493 12,215 1 ,496 685,210 6 56,023 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 03/31/2020 12/31/2019 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 67,037 30,616 8 ,597 37,174 15,914 259,338 259,876 Rural Loans 85 7 - 3 9 104 79 Real State 39,038 3 ,890 412 1,697 1,968 47,005 4 5,812 Payroll 26,729 6,109 3,378 8 ,244 3 ,042 47,502 4 6,663 Vehicle and Leasing 9 ,100 3 ,022 1 ,206 2 ,914 2 ,292 1 8,534 18,197 Credit card 5 9,512 12,815 2,821 21,606 5,985 102,739 1 07,917 Financial Guarantees Provided 1 ,177 15 1 7 7 1,207 911 Personal Loans (Other) 31,396 4,758 779 2 ,703 2 ,611 42,247 4 0,297 Companies 192,466 22,237 2,249 9,623 8 ,658 2 35,233 212,551 Rural Loans 4 ,964 3 ,423 16 199 593 9 ,195 9 ,568 Investments 1 6,345 4,463 548 2 ,001 1,748 2 5,105 2 5,279 Import and Export 46,407 2 ,656 197 444 330 50,034 35,814 Working Capital, Discount Bonds and Secured Line of Credit 84,099 10,626 1,321 6,356 5,695 108,097 1 00,831 Financial Guarantees Provided 37,311 465 71 235 56 38,138 3 6,950 Other 3 ,340 604 96 388 236 4 ,664 4,109 Total 3 59,503 52,853 10,846 4 6,797 2 4,572 494,571 472,427 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. 23 Itaú Unibanco Risk and Capital Management – Pillar 3 5.2 Credit Portfolio Analysis The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions. Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions (1) Operations with Credit Granting Characteristics by Countries: Exposure R$ million 03/31/2020 12/31/2019 United United Brazil Argentina Chile Colombia Paraguay Switzerland Uruguay Other Total Total States of Kingdon America Individuals 2 59,338 1,046 5 2,862 8 ,942 - 3 ,876 - - 3,961 55 330,080 3 21,862 Rural Loans 104 - - - - - - - - - 104 79 Real State 47,005 146 29,966 1 ,776 - 75 - - 457 16 79,441 7 3,623 Payroll 47,502 - - - - - - - - - 47,502 46,663 Vehicle and Leasing 1 8,534 - - 48 - 120 - - - - 1 8,702 18,352 Credit card 102,739 725 3,786 991 - 1 ,028 - - 2,380 - 1 11,649 115,828 Financial Guarantees Provided 1 ,207 - 20 1 - - - - 3 4 1,235 936 Personal Loans (Other) 42,247 175 1 9,090 6,126 - 2 ,653 - - 1 ,121 35 71,447 66,381 Companies 235,233 3,701 7 1,325 19,943 11,215 5 ,708 20,889 3,984 9,405 1,627 3 83,030 3 35,451 Rural Loans 9,195 - - - - - - - - - 9 ,195 9 ,568 Investments 25,105 23 5 ,343 4 ,196 - 111 - - 34 30 34,842 34,050 Import and Export 5 0,034 251 22 404 5,973 - 9,883 3,690 809 - 71,066 51,681 Working Capital, Discount Bonds and Secured Line of Credit 1 08,097 2 ,829 56,781 12,563 4,550 5,238 1 0,108 - 7 ,960 1,497 2 09,623 185,768 Financial Guarantees Provided 38,138 598 8,777 2 ,668 692 359 898 294 484 100 53,008 49,713 Other 4 ,664 - 402 112 - - - - 118 - 5,296 4,671 Total 494,571 4 ,747 124,187 2 8,885 11,215 9 ,584 2 0,889 3,984 13,366 1,682 713,110 657,313 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics by Countries: Quarterly Average Exposure R$ million 03/31/2020 12/31/2019 United United Brazil Argentina Chile Colombia Paraguay Switzerland Uruguay Other Total Total States of Kingdon America Individuals 2 59,606 950 4 9,325 8,781 - 3,474 - - 3 ,787 48 3 25,971 319,890 Rural Loans 91 - - - - - - - - - 91 80 Real State 46,408 129 27,558 1 ,735 - 264 - - 429 8 76,531 7 3,388 Payroll 4 7,082 - - - - - - - - - 4 7,082 46,791 Vehicle and Leasing 1 8,365 - - 52 - 110 - - - - 18,527 1 7,889 Credit card 1 05,328 658 3 ,523 985 - 927 - - 2 ,319 - 113,740 113,326 Financial Guarantees Provided 1 ,059 - 19 1 - - - - 3 4 1 ,086 931 Personal Loans (Other) 41,273 163 18,225 6 ,008 - 2 ,173 - - 1 ,036 36 68,914 67,485 Companies 2 23,893 3,165 6 5,992 19,059 9 ,870 5 ,122 1 8,769 3,493 8,428 1,448 359,239 336,133 Rural Loans 9 ,382 - - - - - - - - - 9,382 10,000 Investments 2 5,191 21 4 ,970 4 ,139 - 58 6 - 32 27 34,444 3 4,229 Import and Export 42,925 212 48 344 5,291 - 8 ,841 3,223 491 - 6 1,375 52,878 Working Capital, Discount Bonds and Secured Line of Credit 1 04,465 2,365 52,396 12,040 3 ,964 4 ,650 9,141 - 7 ,342 1 ,332 1 97,695 185,102 Financial Guarantees Provided 3 7,544 567 8,200 2,425 615 414 781 270 455 89 5 1,360 4 8,781 Other 4 ,386 - 378 111 - - - - 108 - 4,983 5 ,143 Total 4 83,499 4 ,115 1 15,317 2 7,840 9 ,870 8,596 1 8,769 3,493 12,215 1 ,496 685,210 6 56,023 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 03/31/2020 12/31/2019 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 67,037 30,616 8 ,597 37,174 15,914 259,338 259,876 Rural Loans 85 7 - 3 9 104 79 Real State 39,038 3 ,890 412 1,697 1,968 47,005 4 5,812 Payroll 26,729 6,109 3,378 8 ,244 3 ,042 47,502 4 6,663 Vehicle and Leasing 9 ,100 3 ,022 1 ,206 2 ,914 2 ,292 1 8,534 18,197 Credit card 5 9,512 12,815 2,821 21,606 5,985 102,739 1 07,917 Financial Guarantees Provided 1 ,177 15 1 7 7 1,207 911 Personal Loans (Other) 31,396 4,758 779 2 ,703 2 ,611 42,247 4 0,297 Companies 192,466 22,237 2,249 9,623 8 ,658 2 35,233 212,551 Rural Loans 4 ,964 3 ,423 16 199 593 9 ,195 9 ,568 Investments 1 6,345 4,463 548 2 ,001 1,748 2 5,105 2 5,279 Import and Export 46,407 2 ,656 197 444 330 50,034 35,814 Working Capital, Discount Bonds and Secured Line of Credit 84,099 10,626 1,321 6,356 5,695 108,097 1 00,831 Financial Guarantees Provided 37,311 465 71 235 56 38,138 3 6,950 Other 3 ,340 604 96 388 236 4 ,664 4,109 Total 3 59,503 52,853 10,846 4 6,797 2 4,572 494,571 472,427 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. 23 Itaú Unibanco

Risk and Capital Management – Pillar 3 (1) Operations with Credit Granting Characteristics in Brazil: Quarterly Average Exposure R$ million 03/31/2020 12/31/2019 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 67,087 30,571 8,602 3 7,464 15,882 259,606 256,706 Rural Loans 75 7 - 3 6 91 80 38,544 3,805 412 1,686 1,961 46,408 4 5,301 Real State Payroll 26,624 5,993 3 ,344 8 ,116 3,005 47,082 46,791 Vehicle and Leasing 9,032 3,006 1 ,190 2 ,873 2,264 1 8,365 1 7,722 Credit card 6 1,118 13,108 2 ,882 2 2,125 6,095 1 05,328 1 05,415 1 ,028 15 1 7 8 1 ,059 906 Financial Guarantees Provided Personal Loans (Other) 3 0,666 4 ,637 773 2,654 2 ,543 41,273 40,491 Companies 182,514 2 1,430 2,235 9 ,426 8 ,288 2 23,893 211,414 Rural Loans 5,103 3 ,368 19 213 679 9 ,382 1 0,000 Investments 1 6,500 4,414 542 2 ,005 1,730 25,191 2 5,423 Import and Export 3 9,711 2 ,221 216 468 309 42,925 3 6,213 Working Capital, Discount Bonds and Secured Line of Credit 81,290 10,432 1 ,301 6,151 5 ,291 104,465 9 8,738 Financial Guarantees Provided 3 6,765 428 66 224 61 3 7,544 3 6,508 Other 3 ,145 567 91 365 218 4,386 4,532 Total 3 49,601 52,001 1 0,837 46,890 24,170 4 83,499 4 68,120 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. Operations with Credit Granting Characteristics by Economic Sector (1) Operations with Credit Granting Characteristics in Brazil : Exposure R$ million 03/31/2020 12/31/2019 Financial Vehicle and Personal Loans Individuals Rural Loans Real State Payroll Credit Card Guarantees Total Total Leasing (Other) Provided Total 104 79,441 47,502 18,702 111,649 1,235 71,447 330,080 321,862 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 03/31/2020 12/31/2019 Working Capital, Financial Discount Bonds and Rural Loans Investments Import and Export Guarantees Other Total Total Guaranteed Provided Account Companies Total % Total % Total % Total % Total % Total % Total % Total % Public Sector - 0.0% 196 0.6% 797 1.1% 1,360 0.6% 1,415 2.7% - 0.0% 3,768 1.0% 2,603 0.8% Energy - 0.0% - 0.0% - 0.0% - 0.0% 3 0.0% - 0.0% 3 0.0% 1 0.0% Petrochemical and Chemical - 0.0% 179 0.5% 701 1.0% 5 0.0% 1,405 2.7% - 0.0% 2,290 0.6% 1,605 0.5% Sundry - 0.0% 17 0.0% 96 0.1% 1,355 0.6% 7 0.0% - 0.0% 1,475 0.4% 997 0.3% Private Sector 9,195 100.0% 34,646 99.4% 70,269 98.9% 208,263 99.4% 51,593 97.3% 5,296 100.0% 379,262 99.0% 332,848 99.2% Sugar and Alcohol 282 3.1% 729 2.1% 1,851 2.6% 1,408 0.7% 146 0.3% 26 0.5% 4,442 1.2% 3,920 1.2% Agribusiness and Fertilizers 2,744 29.8% 818 2.3% 5,541 7.8% 12,677 6.0% 587 1.1% 220 4.2% 22,587 5.9% 18,474 5.5% Food and Beverage 1,142 12.4% 1,835 5.3% 5,220 7.3% 11,168 5.3% 2,389 4.5% 319 6.0% 22,073 5.8% 19,494 5.8% Banks and Other Financial Institutions 3 0.0% 778 2.2% 1,637 2.3% 11,019 5.3% 3,334 6.3% 63 1.2% 16,834 4.4% 14,627 4.4% Capital Assets 70 0.8% 244 0.7% 1,530 2.2% 4,626 2.2% 1,035 2.0% 134 2.5% 7,639 2.0% 6,535 1.9% Pulp and Paper 21 0.2% 210 0.6% 316 0.4% 930 0.4% 589 1.1% 36 0.7% 2,102 0.5% 2,452 0.7% Electronic and IT - 0.0% 253 0.7% 1,614 2.3% 4,427 2.1% 1,508 2.8% 188 3.5% 7,990 2.1% 7,048 2.1% Packaging 3 0.0% 82 0.2% 1,520 2.1% 1,618 0.8% 148 0.3% 27 0.5% 3,398 0.9% 2,659 0.8% Energy and Sewage - 0.0% 2,412 6.9% 1,938 2.7% 3,393 1.6% 8,434 15.9% 4 0.1% 16,181 4.2% 15,630 4.7% Education 8 0.1% 290 0.8% 57 0.1% 2,182 1.0% 1,318 2.5% 85 1.6% 3,940 1.0% 3,669 1.1% Pharmaceuticals and Cosmetics 9 0.1% 243 0.7% 2,595 3.7% 4,772 2.3% 1,321 2.5% 176 3.3% 9,116 2.4% 8,072 2.4% Real Estate Agents 28 0.3% 9,529 27.3% 717 1.0% 14,713 7.0% 1,656 3.1% 320 6.0% 26,963 7.0% 24,036 7.2% Entertainment and Tourism - 0.0% 604 1.7% 273 0.4% 4,923 2.3% 522 1.0% 401 7.6% 6,723 1.8% 6,003 1.8% Wood and Furniture 33 0.4% 299 0.9% 1,238 1.7% 2,661 1.3% 95 0.2% 126 2.4% 4,452 1.2% 3,490 1.0% Construction Material 3 0.0% 449 1.3% 1,896 2.7% 3,217 1.5% 1,143 2.2% 143 2.7% 6,851 1.8% 5,882 1.8% Steel and Metallurgy 34 0.4% 335 1.0% 1,795 2.5% 8,226 3.9% 564 1.1% 209 3.9% 11,163 2.9% 9,537 2.8% Media - 0.0% 115 0.3% 39 0.1% 504 0.2% 603 1.1% 10 0.2% 1,271 0.3% 1,256 0.4% Mining 3 0.0% 369 1.1% 843 1.2% 4,392 2.1% 3,756 7.1% 48 0.9% 9,411 2.5% 8,083 2.4% Infrastructure Work 18 0.2% 618 1.8% 860 1.2% 5,675 2.7% 2,197 4.1% 127 2.4% 9,495 2.5% 9,202 2.7% (2) 34 0.4% 482 1.4% 1,105 1.6% 5,532 2.6% 1,354 2.6% 66 1.2% 8,573 2.2% 7,170 2.1% Oil and Gas Petrochemical and Chemical 331 3.6% 476 1.4% 4,309 6.1% 6,654 3.2% 1,907 3.6% 163 3.1% 13,840 3.6% 11,584 3.5% Health Care - 0.0% 357 1.0% 603 0.8% 3,018 1.4% 454 0.9% 54 1.0% 4,486 1.2% 4,142 1.2% Insurance and Reinsurance and Pension Plans - 0.0% 9 0.0% - 0.0% 15 0.0% 92 0.2% - 0.0% 116 0.0% 96 0.0% Telecommunications - 0.0% 82 0.2% 318 0.4% 2,488 1.2% 3,700 7.0% 18 0.3% 6,606 1.7% 6,111 1.8% Clothing and Footwear 68 0.7% 203 0.6% 2,063 2.9% 2,976 1.4% 164 0.3% 118 2.2% 5,592 1.5% 4,614 1.4% Trading 23 0.3% 110 0.3% 1,286 1.8% 957 0.5% 122 0.2% 19 0.4% 2,517 0.7% 2,025 0.6% Transportation 32 0.3% 7,469 21.4% 2,329 3.3% 5,785 2.8% 1,406 2.7% 260 4.9% 17,281 4.5% 15,415 4.6% Domestic Appliances 3 0.0% 44 0.1% 1,310 1.8% 1,993 1.0% 267 0.5% 23 0.4% 3,640 1.0% 2,931 0.9% Vehicles and Autoparts 10 0.1% 1,134 3.3% 5,973 8.4% 9,475 4.5% 2,031 3.8% 257 4.9% 18,880 4.9% 15,453 4.6% Third Sector - 0.0% 20 0.1% - 0.0% 679 0.3% 9 0.0% 2 0.0% 710 0.2% 1,764 0.5% Publishing and Printing - 0.0% 114 0.3% 73 0.1% 1,166 0.6% 111 0.2% 76 1.4% 1,540 0.4% 1,424 0.4% Commerce - Sundry 18 0.2% 1,244 3.6% 3,032 4.3% 18,851 9.0% 1,505 2.8% 805 15.2% 25,455 6.6% 22,857 6.8% Industry - Sundry - 0.0% 48 0.1% 8,884 12.5% 3,546 1.7% 292 0.6% 19 0.4% 12,789 3.3% 9,739 2.9% Sundry Services 62 0.7% 2,139 6.1% 4,946 7.0% 32,565 15.5% 4,409 8.3% 627 11.8% 44,748 11.7% 40,537 12.1% Sundry 4,213 45.8% 503 1.4% 2,558 3.6% 10,032 4.8% 2,425 4.6% 127 2.4% 19,858 5.2% 16,917 5.0% 9,195 100.0% 34,842 100.0% 71,066 100.0% 209,623 100.0% 53,008 100.0% 5,296 100.0% 383,030 100.0% 335,451 100.0% Total (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (2) Comprises trade of fuel. Remaining maturity of loan transactions 24 Itaú Unibanco Risk and Capital Management – Pillar 3 (1) Operations with Credit Granting Characteristics in Brazil: Quarterly Average Exposure R$ million 03/31/2020 12/31/2019 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 67,087 30,571 8,602 3 7,464 15,882 259,606 256,706 Rural Loans 75 7 - 3 6 91 80 38,544 3,805 412 1,686 1,961 46,408 4 5,301 Real State Payroll 26,624 5,993 3 ,344 8 ,116 3,005 47,082 46,791 Vehicle and Leasing 9,032 3,006 1 ,190 2 ,873 2,264 1 8,365 1 7,722 Credit card 6 1,118 13,108 2 ,882 2 2,125 6,095 1 05,328 1 05,415 1 ,028 15 1 7 8 1 ,059 906 Financial Guarantees Provided Personal Loans (Other) 3 0,666 4 ,637 773 2,654 2 ,543 41,273 40,491 Companies 182,514 2 1,430 2,235 9 ,426 8 ,288 2 23,893 211,414 Rural Loans 5,103 3 ,368 19 213 679 9 ,382 1 0,000 Investments 1 6,500 4,414 542 2 ,005 1,730 25,191 2 5,423 Import and Export 3 9,711 2 ,221 216 468 309 42,925 3 6,213 Working Capital, Discount Bonds and Secured Line of Credit 81,290 10,432 1 ,301 6,151 5 ,291 104,465 9 8,738 Financial Guarantees Provided 3 6,765 428 66 224 61 3 7,544 3 6,508 Other 3 ,145 567 91 365 218 4,386 4,532 Total 3 49,601 52,001 1 0,837 46,890 24,170 4 83,499 4 68,120 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. Operations with Credit Granting Characteristics by Economic Sector (1) Operations with Credit Granting Characteristics in Brazil : Exposure R$ million 03/31/2020 12/31/2019 Financial Vehicle and Personal Loans Individuals Rural Loans Real State Payroll Credit Card Guarantees Total Total Leasing (Other) Provided Total 104 79,441 47,502 18,702 111,649 1,235 71,447 330,080 321,862 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 03/31/2020 12/31/2019 Working Capital, Financial Discount Bonds and Rural Loans Investments Import and Export Guarantees Other Total Total Guaranteed Provided Account Companies Total % Total % Total % Total % Total % Total % Total % Total % Public Sector - 0.0% 196 0.6% 797 1.1% 1,360 0.6% 1,415 2.7% - 0.0% 3,768 1.0% 2,603 0.8% Energy - 0.0% - 0.0% - 0.0% - 0.0% 3 0.0% - 0.0% 3 0.0% 1 0.0% Petrochemical and Chemical - 0.0% 179 0.5% 701 1.0% 5 0.0% 1,405 2.7% - 0.0% 2,290 0.6% 1,605 0.5% Sundry - 0.0% 17 0.0% 96 0.1% 1,355 0.6% 7 0.0% - 0.0% 1,475 0.4% 997 0.3% Private Sector 9,195 100.0% 34,646 99.4% 70,269 98.9% 208,263 99.4% 51,593 97.3% 5,296 100.0% 379,262 99.0% 332,848 99.2% Sugar and Alcohol 282 3.1% 729 2.1% 1,851 2.6% 1,408 0.7% 146 0.3% 26 0.5% 4,442 1.2% 3,920 1.2% Agribusiness and Fertilizers 2,744 29.8% 818 2.3% 5,541 7.8% 12,677 6.0% 587 1.1% 220 4.2% 22,587 5.9% 18,474 5.5% Food and Beverage 1,142 12.4% 1,835 5.3% 5,220 7.3% 11,168 5.3% 2,389 4.5% 319 6.0% 22,073 5.8% 19,494 5.8% Banks and Other Financial Institutions 3 0.0% 778 2.2% 1,637 2.3% 11,019 5.3% 3,334 6.3% 63 1.2% 16,834 4.4% 14,627 4.4% Capital Assets 70 0.8% 244 0.7% 1,530 2.2% 4,626 2.2% 1,035 2.0% 134 2.5% 7,639 2.0% 6,535 1.9% Pulp and Paper 21 0.2% 210 0.6% 316 0.4% 930 0.4% 589 1.1% 36 0.7% 2,102 0.5% 2,452 0.7% Electronic and IT - 0.0% 253 0.7% 1,614 2.3% 4,427 2.1% 1,508 2.8% 188 3.5% 7,990 2.1% 7,048 2.1% Packaging 3 0.0% 82 0.2% 1,520 2.1% 1,618 0.8% 148 0.3% 27 0.5% 3,398 0.9% 2,659 0.8% Energy and Sewage - 0.0% 2,412 6.9% 1,938 2.7% 3,393 1.6% 8,434 15.9% 4 0.1% 16,181 4.2% 15,630 4.7% Education 8 0.1% 290 0.8% 57 0.1% 2,182 1.0% 1,318 2.5% 85 1.6% 3,940 1.0% 3,669 1.1% Pharmaceuticals and Cosmetics 9 0.1% 243 0.7% 2,595 3.7% 4,772 2.3% 1,321 2.5% 176 3.3% 9,116 2.4% 8,072 2.4% Real Estate Agents 28 0.3% 9,529 27.3% 717 1.0% 14,713 7.0% 1,656 3.1% 320 6.0% 26,963 7.0% 24,036 7.2% Entertainment and Tourism - 0.0% 604 1.7% 273 0.4% 4,923 2.3% 522 1.0% 401 7.6% 6,723 1.8% 6,003 1.8% Wood and Furniture 33 0.4% 299 0.9% 1,238 1.7% 2,661 1.3% 95 0.2% 126 2.4% 4,452 1.2% 3,490 1.0% Construction Material 3 0.0% 449 1.3% 1,896 2.7% 3,217 1.5% 1,143 2.2% 143 2.7% 6,851 1.8% 5,882 1.8% Steel and Metallurgy 34 0.4% 335 1.0% 1,795 2.5% 8,226 3.9% 564 1.1% 209 3.9% 11,163 2.9% 9,537 2.8% Media - 0.0% 115 0.3% 39 0.1% 504 0.2% 603 1.1% 10 0.2% 1,271 0.3% 1,256 0.4% Mining 3 0.0% 369 1.1% 843 1.2% 4,392 2.1% 3,756 7.1% 48 0.9% 9,411 2.5% 8,083 2.4% Infrastructure Work 18 0.2% 618 1.8% 860 1.2% 5,675 2.7% 2,197 4.1% 127 2.4% 9,495 2.5% 9,202 2.7% (2) 34 0.4% 482 1.4% 1,105 1.6% 5,532 2.6% 1,354 2.6% 66 1.2% 8,573 2.2% 7,170 2.1% Oil and Gas Petrochemical and Chemical 331 3.6% 476 1.4% 4,309 6.1% 6,654 3.2% 1,907 3.6% 163 3.1% 13,840 3.6% 11,584 3.5% Health Care - 0.0% 357 1.0% 603 0.8% 3,018 1.4% 454 0.9% 54 1.0% 4,486 1.2% 4,142 1.2% Insurance and Reinsurance and Pension Plans - 0.0% 9 0.0% - 0.0% 15 0.0% 92 0.2% - 0.0% 116 0.0% 96 0.0% Telecommunications - 0.0% 82 0.2% 318 0.4% 2,488 1.2% 3,700 7.0% 18 0.3% 6,606 1.7% 6,111 1.8% Clothing and Footwear 68 0.7% 203 0.6% 2,063 2.9% 2,976 1.4% 164 0.3% 118 2.2% 5,592 1.5% 4,614 1.4% Trading 23 0.3% 110 0.3% 1,286 1.8% 957 0.5% 122 0.2% 19 0.4% 2,517 0.7% 2,025 0.6% Transportation 32 0.3% 7,469 21.4% 2,329 3.3% 5,785 2.8% 1,406 2.7% 260 4.9% 17,281 4.5% 15,415 4.6% Domestic Appliances 3 0.0% 44 0.1% 1,310 1.8% 1,993 1.0% 267 0.5% 23 0.4% 3,640 1.0% 2,931 0.9% Vehicles and Autoparts 10 0.1% 1,134 3.3% 5,973 8.4% 9,475 4.5% 2,031 3.8% 257 4.9% 18,880 4.9% 15,453 4.6% Third Sector - 0.0% 20 0.1% - 0.0% 679 0.3% 9 0.0% 2 0.0% 710 0.2% 1,764 0.5% Publishing and Printing - 0.0% 114 0.3% 73 0.1% 1,166 0.6% 111 0.2% 76 1.4% 1,540 0.4% 1,424 0.4% Commerce - Sundry 18 0.2% 1,244 3.6% 3,032 4.3% 18,851 9.0% 1,505 2.8% 805 15.2% 25,455 6.6% 22,857 6.8% Industry - Sundry - 0.0% 48 0.1% 8,884 12.5% 3,546 1.7% 292 0.6% 19 0.4% 12,789 3.3% 9,739 2.9% Sundry Services 62 0.7% 2,139 6.1% 4,946 7.0% 32,565 15.5% 4,409 8.3% 627 11.8% 44,748 11.7% 40,537 12.1% Sundry 4,213 45.8% 503 1.4% 2,558 3.6% 10,032 4.8% 2,425 4.6% 127 2.4% 19,858 5.2% 16,917 5.0% 9,195 100.0% 34,842 100.0% 71,066 100.0% 209,623 100.0% 53,008 100.0% 5,296 100.0% 383,030 100.0% 335,451 100.0% Total (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (2) Comprises trade of fuel. Remaining maturity of loan transactions 24 Itaú Unibanco

Risk and Capital Management – Pillar 3 (1) Remaining maturities of loan transactions R$ million 03/31/2020 12/31/2019 up to 6 6 to 12 1 to 5 up to 6 6 to 12 1 to 5 above 5 above 5 years Total Total months months years months months years years Individuals 9 0,081 6,361 69,144 112,198 277,784 96,966 5,789 66,283 104,358 273,396 Rural Loans 24 23 12 3 62 17 21 29 3 70 Real State 81 41 1 ,520 77,796 79,438 54 40 1 ,410 7 2,115 7 3,619 Payroll 218 967 2 1,868 24,459 4 7,512 921 779 2 1,291 23,681 46,672 Vehicle and Leasing 242 817 1 7,633 14 1 8,706 227 813 1 7,294 21 18,355 Credit card 80,412 - - - 80,412 8 7,536 - - - 87,536 Financial Guarantees Provided 153 792 67 204 1,216 48 598 74 205 925 Personal Loans (Other) 8,951 3,721 28,044 9 ,722 50,438 8,163 3,538 26,185 8,333 46,219 Companies 129,101 4 6,802 131,594 5 7,160 364,657 1 09,754 36,639 118,455 5 2,738 3 17,586 Rural Loans 4,756 2,597 772 644 8 ,769 4 ,560 3,330 777 632 9,299 Investments 1 ,747 2 ,076 1 9,589 9,053 3 2,465 1 ,991 1,984 19,136 8,533 31,644 Import and Export 29,427 11,410 2 8,052 2 ,069 7 0,958 2 2,205 5,546 2 2,020 1 ,908 51,679 Working Capital, Discount Bonds and Guaranteed Account 8 0,085 2 0,101 67,857 2 6,100 194,143 69,079 17,194 6 1,372 22,920 1 70,565 Financial Guarantees Provided 12,758 1 0,299 10,931 19,039 53,027 11,599 8 ,301 11,337 18,489 49,726 Other 328 319 4 ,393 255 5 ,295 320 284 3 ,813 256 4 ,673 Total 219,182 53,163 200,738 169,358 642,441 206,720 42,428 1 84,738 157,096 5 90,982 (1) Do not include loan commitments. Concentration on the Major Debtors Concentration of Largest Clients with Credit Granting Characteristics R$ million 03/31/2020 12/31/2019 03/31/2019 (1) Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Loan, Lease and Other Credit Operations Largest debtor 6 ,966 1.0% 5 ,389 0.8% 5 ,094 0.8% 10 largest debtors 34,885 4.9% 29,340 4.5% 31,348 5.1% 20 largest debtors 51,296 7.2% 44,712 6.9% 47,270 7.8% 50 largest debtors 82,509 11.6% 71,975 11.1% 74,848 12.3% 100 largest debtors 113,673 16.0% 97,705 15.1% 99,855 16.4% (1) The amounts include financial guarantees provided. Do not include loan commitments. Concentration of Largest Clients with Credit Granting Characteristics R$ million 03/31/2020 12/31/2019 03/31/2019 (1) Loan, Lease and Other Credit Operations and Securities Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Largest debtor 10,339 1.2% 6 ,509 0.8% 7 ,829 1.1% 10 largest debtors 61,277 7.0% 49,084 6.3% 44,469 6.4% 20 largest debtors 95,907 10.9% 76,463 9.9% 65,918 9.5% 50 largest debtors 155,758 17.8% 126,832 16.4% 106,054 15.3% 100 largest debtors 207,458 23.6% 169,231 21.8% 139,969 20.2% (1) The amounts include financial guarantees provided. Do not include loan commitments. Overdue Amounts Overdue Amounts: by Brazil Regions and Countries R$ million 03/31/2020 12/31/2019 61 to 90 91 to 180 181 to 360 Above 360 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 days Total 15 to 60 days Total days days days days days days days days Southeast 5,403 1,943 4,869 4,856 485 17,556 5,024 1,779 3,919 4,555 395 15,672 South 968 376 753 952 82 3,131 795 315 712 860 92 2,774 North 286 96 203 253 36 874 246 83 191 227 35 782 Northeast 955 444 1,142 1,535 118 4,194 800 484 1,026 1,426 109 3,845 Midwest 595 245 456 516 48 1,860 502 200 399 467 43 1,611 Brazil 8,207 3,104 7,423 8,112 769 27,615 7,367 2,861 6,247 7,535 674 24,684 Foreign 4,557 706 1,187 1,897 290 8,637 2,832 636 1,682 980 203 6,333 Total 12,764 3,810 8,610 10,009 1,059 36,252 10,199 3,497 7,929 8,515 877 31,017 Overdue Amounts: by Economic Sector R$ million 03/31/2020 12/31/2019 61 to 90 91 to 180 181 to 360 Above 360 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 days Total 15 to 60 days Total days days days days days days days days Public Sector 100 - - - - 100 13 - - - - 13 Private Sector 12,664 3,810 8,610 10,009 1,059 36,152 10,186 3,497 7,929 8,515 877 3 1,004 Companies 3,475 856 2,522 2,662 339 9,854 2,611 870 2,184 1,774 191 7,630 Industry and Commerce 1,373 410 785 963 240 3,771 1,002 305 736 964 131 3,138 Services 1,768 435 1,619 1,011 65 4,898 1,547 513 927 698 56 3,741 Primary 331 11 118 62 34 556 61 52 38 111 4 266 Other 3 - - 626 - 629 1 - 483 1 - 485 Individuals 9,189 2,954 6,088 7,347 720 26,298 7,575 2,627 5,745 6,741 686 23,374 Total 12,764 3,810 8,610 10,009 1,059 36,252 10,199 3,497 7,929 8,515 877 31,017 Allowance for Loan Losses In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of overdue amounts are taken into account and the volume of the regulatory provision is determined. 25 Itaú Unibanco Risk and Capital Management – Pillar 3 (1) Remaining maturities of loan transactions R$ million 03/31/2020 12/31/2019 up to 6 6 to 12 1 to 5 up to 6 6 to 12 1 to 5 above 5 above 5 years Total Total months months years months months years years Individuals 9 0,081 6,361 69,144 112,198 277,784 96,966 5,789 66,283 104,358 273,396 Rural Loans 24 23 12 3 62 17 21 29 3 70 Real State 81 41 1 ,520 77,796 79,438 54 40 1 ,410 7 2,115 7 3,619 Payroll 218 967 2 1,868 24,459 4 7,512 921 779 2 1,291 23,681 46,672 Vehicle and Leasing 242 817 1 7,633 14 1 8,706 227 813 1 7,294 21 18,355 Credit card 80,412 - - - 80,412 8 7,536 - - - 87,536 Financial Guarantees Provided 153 792 67 204 1,216 48 598 74 205 925 Personal Loans (Other) 8,951 3,721 28,044 9 ,722 50,438 8,163 3,538 26,185 8,333 46,219 Companies 129,101 4 6,802 131,594 5 7,160 364,657 1 09,754 36,639 118,455 5 2,738 3 17,586 Rural Loans 4,756 2,597 772 644 8 ,769 4 ,560 3,330 777 632 9,299 Investments 1 ,747 2 ,076 1 9,589 9,053 3 2,465 1 ,991 1,984 19,136 8,533 31,644 Import and Export 29,427 11,410 2 8,052 2 ,069 7 0,958 2 2,205 5,546 2 2,020 1 ,908 51,679 Working Capital, Discount Bonds and Guaranteed Account 8 0,085 2 0,101 67,857 2 6,100 194,143 69,079 17,194 6 1,372 22,920 1 70,565 Financial Guarantees Provided 12,758 1 0,299 10,931 19,039 53,027 11,599 8 ,301 11,337 18,489 49,726 Other 328 319 4 ,393 255 5 ,295 320 284 3 ,813 256 4 ,673 Total 219,182 53,163 200,738 169,358 642,441 206,720 42,428 1 84,738 157,096 5 90,982 (1) Do not include loan commitments. Concentration on the Major Debtors Concentration of Largest Clients with Credit Granting Characteristics R$ million 03/31/2020 12/31/2019 03/31/2019 (1) Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Loan, Lease and Other Credit Operations Largest debtor 6 ,966 1.0% 5 ,389 0.8% 5 ,094 0.8% 10 largest debtors 34,885 4.9% 29,340 4.5% 31,348 5.1% 20 largest debtors 51,296 7.2% 44,712 6.9% 47,270 7.8% 50 largest debtors 82,509 11.6% 71,975 11.1% 74,848 12.3% 100 largest debtors 113,673 16.0% 97,705 15.1% 99,855 16.4% (1) The amounts include financial guarantees provided. Do not include loan commitments. Concentration of Largest Clients with Credit Granting Characteristics R$ million 03/31/2020 12/31/2019 03/31/2019 (1) Loan, Lease and Other Credit Operations and Securities Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Largest debtor 10,339 1.2% 6 ,509 0.8% 7 ,829 1.1% 10 largest debtors 61,277 7.0% 49,084 6.3% 44,469 6.4% 20 largest debtors 95,907 10.9% 76,463 9.9% 65,918 9.5% 50 largest debtors 155,758 17.8% 126,832 16.4% 106,054 15.3% 100 largest debtors 207,458 23.6% 169,231 21.8% 139,969 20.2% (1) The amounts include financial guarantees provided. Do not include loan commitments. Overdue Amounts Overdue Amounts: by Brazil Regions and Countries R$ million 03/31/2020 12/31/2019 61 to 90 91 to 180 181 to 360 Above 360 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 days Total 15 to 60 days Total days days days days days days days days Southeast 5,403 1,943 4,869 4,856 485 17,556 5,024 1,779 3,919 4,555 395 15,672 South 968 376 753 952 82 3,131 795 315 712 860 92 2,774 North 286 96 203 253 36 874 246 83 191 227 35 782 Northeast 955 444 1,142 1,535 118 4,194 800 484 1,026 1,426 109 3,845 Midwest 595 245 456 516 48 1,860 502 200 399 467 43 1,611 Brazil 8,207 3,104 7,423 8,112 769 27,615 7,367 2,861 6,247 7,535 674 24,684 Foreign 4,557 706 1,187 1,897 290 8,637 2,832 636 1,682 980 203 6,333 Total 12,764 3,810 8,610 10,009 1,059 36,252 10,199 3,497 7,929 8,515 877 31,017 Overdue Amounts: by Economic Sector R$ million 03/31/2020 12/31/2019 61 to 90 91 to 180 181 to 360 Above 360 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 days Total 15 to 60 days Total days days days days days days days days Public Sector 100 - - - - 100 13 - - - - 13 Private Sector 12,664 3,810 8,610 10,009 1,059 36,152 10,186 3,497 7,929 8,515 877 3 1,004 Companies 3,475 856 2,522 2,662 339 9,854 2,611 870 2,184 1,774 191 7,630 Industry and Commerce 1,373 410 785 963 240 3,771 1,002 305 736 964 131 3,138 Services 1,768 435 1,619 1,011 65 4,898 1,547 513 927 698 56 3,741 Primary 331 11 118 62 34 556 61 52 38 111 4 266 Other 3 - - 626 - 629 1 - 483 1 - 485 Individuals 9,189 2,954 6,088 7,347 720 26,298 7,575 2,627 5,745 6,741 686 23,374 Total 12,764 3,810 8,610 10,009 1,059 36,252 10,199 3,497 7,929 8,515 877 31,017 Allowance for Loan Losses In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of overdue amounts are taken into account and the volume of the regulatory provision is determined. 25 Itaú Unibanco

Risk and Capital Management – Pillar 3 Allowance for Loan Losses - Quarterly evolution R$ million 03/31/2020 12/31/2019 Necessary Necessary (1) (1) Opening Balance Write-Off Opening Balance Write-Off accounting net Final Balance accounting net Final Balance provisions provisions Public Sector (3) (4) (1) (8) (2) (1) - (3) Private Sector (39,789) (10,874) 3,536 (47,127) (34,475) (9,864) 4,550 (39,789) Companies (16,438) (6,053) 608 (21,883) (15,071) (2,429) 1,062 (16,438) Industry and Commerce (4,675) (1,667) 374 (5,968) (4,178) (992) 495 (4,675) Services (9,554) (3,436) 200 (12,790) (8,757) (1,171) 374 (9,554) Primary (839) (264) 35 (1,068) (1,000) (31) 192 (839) Other (1,370) (686) (1) (2,057) (1,136) (235) 1 (1,370) Individuals (23,351) (4,821) 2,928 (25,244) (19,404) (7,435) 3,488 (23,351) Total (39,792) (10,878) 3,535 (47,135) (34,477) (9,865) 4,550 (39,792) (1) Comprises provisions for financial guarantees provided of R$ 843 in Mar/20 and R$ 858 in Dec/19, registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782. Mitigating Instruments Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements. To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects. In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809. The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation. Itaú Unibanco began to use the Comprehensive Approach as from January, 2019. R$ million Total Mitigation 03/31/2020 12/31/2019 03/31/2019 (1) (2) 3 14,596 2 82,744 5 34,604 Collateral Other Guarantees 48,201 45,680 51,233 FPR 0% 9,129 6 ,978 8 ,635 FPR 20% 10 24 2,549 FPR 50% 38,935 37,898 3 9,206 FPR 85% 127 780 844 (1) (2) 6 7,885 4 3,474 475,759 Netting (1) As from Jan/19, the Comprehensive Approach was adopted for the application of mitigating instruments (2) As from June 2019, the calculation of the exposure value of the Counterparty Credit Risk for derivatives considers the Standardized Approach to Counterparty Credit Risk (SA-CCR). In this approach the reported values represent the impacts of mitigators on exposures, not on the notional value of the derivatives. Applying the same methodology to the reference date of March 2019, the amounts corresponding to the Collateral, to the Other Guarantees and to the Netting would be R$ 338,594 million, R$ 48,718 million and R$ 13,218 million, respectively. Counterparty Credit Risk Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions. 26 Itaú Unibanco Risk and Capital Management – Pillar 3 Allowance for Loan Losses - Quarterly evolution R$ million 03/31/2020 12/31/2019 Necessary Necessary (1) (1) Opening Balance Write-Off Opening Balance Write-Off accounting net Final Balance accounting net Final Balance provisions provisions Public Sector (3) (4) (1) (8) (2) (1) - (3) Private Sector (39,789) (10,874) 3,536 (47,127) (34,475) (9,864) 4,550 (39,789) Companies (16,438) (6,053) 608 (21,883) (15,071) (2,429) 1,062 (16,438) Industry and Commerce (4,675) (1,667) 374 (5,968) (4,178) (992) 495 (4,675) Services (9,554) (3,436) 200 (12,790) (8,757) (1,171) 374 (9,554) Primary (839) (264) 35 (1,068) (1,000) (31) 192 (839) Other (1,370) (686) (1) (2,057) (1,136) (235) 1 (1,370) Individuals (23,351) (4,821) 2,928 (25,244) (19,404) (7,435) 3,488 (23,351) Total (39,792) (10,878) 3,535 (47,135) (34,477) (9,865) 4,550 (39,792) (1) Comprises provisions for financial guarantees provided of R$ 843 in Mar/20 and R$ 858 in Dec/19, registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782. Mitigating Instruments Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements. To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects. In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809. The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation. Itaú Unibanco began to use the Comprehensive Approach as from January, 2019. R$ million Total Mitigation 03/31/2020 12/31/2019 03/31/2019 (1) (2) 3 14,596 2 82,744 5 34,604 Collateral Other Guarantees 48,201 45,680 51,233 FPR 0% 9,129 6 ,978 8 ,635 FPR 20% 10 24 2,549 FPR 50% 38,935 37,898 3 9,206 FPR 85% 127 780 844 (1) (2) 6 7,885 4 3,474 475,759 Netting (1) As from Jan/19, the Comprehensive Approach was adopted for the application of mitigating instruments (2) As from June 2019, the calculation of the exposure value of the Counterparty Credit Risk for derivatives considers the Standardized Approach to Counterparty Credit Risk (SA-CCR). In this approach the reported values represent the impacts of mitigators on exposures, not on the notional value of the derivatives. Applying the same methodology to the reference date of March 2019, the amounts corresponding to the Collateral, to the Other Guarantees and to the Netting would be R$ 338,594 million, R$ 48,718 million and R$ 13,218 million, respectively. Counterparty Credit Risk Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions. 26 Itaú Unibanco

Risk and Capital Management – Pillar 3 Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument. Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809. According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. According to BACEN Circular 3,904, as of June 2019, the exposure value of the Counterparty Credit Risk arising from operations with derivative financial instruments shall be calculated using the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk). Derivative Contracts Subject to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 (1) Settled in a settlement system (Stock Exchange) 12,412 7 ,340 5,703 Notional Value 1,917,708 1,921,308 774,718 Potential Future Exposures 3 ,380 1 ,547 1,254 Gross Positive Value 24,376 14,617 4,450 Effects of netting agreements 15,345 8 ,824 - Not settled in a settlement system (Over-the-Counter) – with collateral - - - Notional Value 873,317 6 90,058 286,160 Potential Future Exposures 7 ,504 5,361 3,726 Gross Positive Value 28,721 15,607 6,938 Effects of netting agreements 3 3,750 19,836 6,464 Effect of collateral 2 ,476 1 ,131 4,200 Not settled in a settlement system (Over-the-Counter) – without collateral 34,072 13,727 18,638 Notional Value 467,666 387,919 1 ,120,600 Potential Future Exposures 4 ,783 3,937 8,067 Gross Positive Value 29,289 9 ,790 10,571 (2) 46,483 21,067 24,341 Net exposure to derivatives (1) Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty. (2) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Transactions carried out on behalf of Clients Subject to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 (1) 546 812 738 Derivatives Contracts Notional Value 3,775,787 4,710,179 1,112,853 Potential Future Exposures 3,952 3,547 5,000 Gross Positive Value 15,384 12,025 3,534 Effects of netting agreements 18,790 14,760 - Collaterals - - 7,796 Security lending and borrowing 1,063 1,348 1,224 Notional Value 11,644 15,291 10,764 Collaterals 10,581 13,943 9,539 Net exposure 1 ,609 2 ,159 1 ,962 (1) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive. 27 Itaú Unibanco Risk and Capital Management – Pillar 3 Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument. Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809. According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. According to BACEN Circular 3,904, as of June 2019, the exposure value of the Counterparty Credit Risk arising from operations with derivative financial instruments shall be calculated using the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk). Derivative Contracts Subject to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 (1) Settled in a settlement system (Stock Exchange) 12,412 7 ,340 5,703 Notional Value 1,917,708 1,921,308 774,718 Potential Future Exposures 3 ,380 1 ,547 1,254 Gross Positive Value 24,376 14,617 4,450 Effects of netting agreements 15,345 8 ,824 - Not settled in a settlement system (Over-the-Counter) – with collateral - - - Notional Value 873,317 6 90,058 286,160 Potential Future Exposures 7 ,504 5,361 3,726 Gross Positive Value 28,721 15,607 6,938 Effects of netting agreements 3 3,750 19,836 6,464 Effect of collateral 2 ,476 1 ,131 4,200 Not settled in a settlement system (Over-the-Counter) – without collateral 34,072 13,727 18,638 Notional Value 467,666 387,919 1 ,120,600 Potential Future Exposures 4 ,783 3,937 8,067 Gross Positive Value 29,289 9 ,790 10,571 (2) 46,483 21,067 24,341 Net exposure to derivatives (1) Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty. (2) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Transactions carried out on behalf of Clients Subject to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 (1) 546 812 738 Derivatives Contracts Notional Value 3,775,787 4,710,179 1,112,853 Potential Future Exposures 3,952 3,547 5,000 Gross Positive Value 15,384 12,025 3,534 Effects of netting agreements 18,790 14,760 - Collaterals - - 7,796 Security lending and borrowing 1,063 1,348 1,224 Notional Value 11,644 15,291 10,764 Collaterals 10,581 13,943 9,539 Net exposure 1 ,609 2 ,159 1 ,962 (1) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive. 27 Itaú Unibanco

Risk and Capital Management – Pillar 3 Repurchase Agreements Subject to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 (1) Settled in a settlement system 3 ,061 3,776 2,971 Reverse repo agreements - - 2,170 (2) 2 61,459 1 95,232 259,796 Notional Value Effect of collateral 261,459 195,232 2 57,625 Repo agreements 3,061 3,776 801 (2) Notional Value 2 20,479 204,171 2 31,595 Effect of collateral 217,418 2 00,396 230,794 Not settled in a settlement system 9 ,315 8 ,129 7,672 Reverse repo agreements 676 305 210 (2) 1,926 1 ,272 322 Notional Value Effect of collateral 1,251 967 112 Repo agreements 8,639 7,824 7 ,463 (2) Notional Value 55,211 55,204 59,051 Effect of collateral 4 6,572 4 7,380 51,589 Net exposure to repurchase agreements 1 2,376 11,905 1 0,644 (1) Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic or similar). (2) The notional value of repurchase agreements is similar to their positive gross value. (1) Other Agreements Subject to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 (2) 19,850 1 3,170 13,349 Notional Value Collateral posted in favor of clearing houses 18,377 13,231 9 ,722 Effects of netting agreements - - - Effect of collateral - - - (3) Net exposure 1 9,490 1 4,395 10,233 (1) Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending (2) The notional value of these agreements is similar to their positive gross value. (3) Exposure amount after the application of FCL, according to BACEN Circular 3,644. Exposure to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 Net global exposure to counterparty credit risk 7 9,958 49,526 4 7,179 (1) 4 6,483 21,067 24,341 Net exposure to derivatives Net exposure to repurchase agreements 12,376 11,905 1 0,644 Net exposure to other agreements subject to counterparty credit risk 19,490 1 4,395 10,233 Net exposure by transactions carried out on behalf of Clients 1,609 2,159 1,962 (1) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Acquisitions, Sale or Transfer of Financial Assets The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco. Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets or work as a portfolio credit risk management instrument. Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and rewards being retained or not. Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets. Sale or Transfer of Financial Assets R$ million 03/31/2020 12/31/2019 03/31/2019 Sale of exposures with co-obligation registered in memorandum accounts 62 66 73 Balance of sale of exposure with substantial retention of risks and benefits 1,835 2,455 3,698 Securitization Companies 1,8 04 2,425 3,665 Financial institutions 31 30 33 28 Itaú Unibanco Risk and Capital Management – Pillar 3 Repurchase Agreements Subject to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 (1) Settled in a settlement system 3 ,061 3,776 2,971 Reverse repo agreements - - 2,170 (2) 2 61,459 1 95,232 259,796 Notional Value Effect of collateral 261,459 195,232 2 57,625 Repo agreements 3,061 3,776 801 (2) Notional Value 2 20,479 204,171 2 31,595 Effect of collateral 217,418 2 00,396 230,794 Not settled in a settlement system 9 ,315 8 ,129 7,672 Reverse repo agreements 676 305 210 (2) 1,926 1 ,272 322 Notional Value Effect of collateral 1,251 967 112 Repo agreements 8,639 7,824 7 ,463 (2) Notional Value 55,211 55,204 59,051 Effect of collateral 4 6,572 4 7,380 51,589 Net exposure to repurchase agreements 1 2,376 11,905 1 0,644 (1) Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic or similar). (2) The notional value of repurchase agreements is similar to their positive gross value. (1) Other Agreements Subject to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 (2) 19,850 1 3,170 13,349 Notional Value Collateral posted in favor of clearing houses 18,377 13,231 9 ,722 Effects of netting agreements - - - Effect of collateral - - - (3) Net exposure 1 9,490 1 4,395 10,233 (1) Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending (2) The notional value of these agreements is similar to their positive gross value. (3) Exposure amount after the application of FCL, according to BACEN Circular 3,644. Exposure to Counterparty Credit Risk R$ million 03/31/2020 12/31/2019 03/31/2019 Net global exposure to counterparty credit risk 7 9,958 49,526 4 7,179 (1) 4 6,483 21,067 24,341 Net exposure to derivatives Net exposure to repurchase agreements 12,376 11,905 1 0,644 Net exposure to other agreements subject to counterparty credit risk 19,490 1 4,395 10,233 Net exposure by transactions carried out on behalf of Clients 1,609 2,159 1,962 (1) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Acquisitions, Sale or Transfer of Financial Assets The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco. Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets or work as a portfolio credit risk management instrument. Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and rewards being retained or not. Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets. Sale or Transfer of Financial Assets R$ million 03/31/2020 12/31/2019 03/31/2019 Sale of exposures with co-obligation registered in memorandum accounts 62 66 73 Balance of sale of exposure with substantial retention of risks and benefits 1,835 2,455 3,698 Securitization Companies 1,8 04 2,425 3,665 Financial institutions 31 30 33 28 Itaú Unibanco

Risk and Capital Management – Pillar 3 Sale or Transfer of Financial Assets R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2020 2019 2019 2019 2019 Flow of sale exposure in the quarter with substantial transfer of risks and rewards 1,191 821 327 207 177 Credit rights Investments Fund (FIDC) 985 212 274 94 40 Securitization Companies 101 - 39 35 4 Financial institutions - - - - - Specific Purpose Company (SPE) - 30 - - - (1) 105 579 14 78 133 Other (1) Operations with the public sector and other legal entities Sale or Transfer of Financial Assets R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2020 2019 2019 2019 2019 Total exposures acquired WITH retention of assignor's risks and rewards 548 300 125 111 104 Acquisition of Financial Assets R$ million 03/31/2020 12/31/2019 03/31/2019 Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards a) By type of exposure 438 510 510 Individuals - Vehicle and Leasing 429 498 381 Companies -Loans (CCB) - - - Companies - Other 9 12 129 b) By type of assignor 438 510 510 Financial institutions 438 510 510 Acquisition of Financial Assets R$ million 03/31/2020 12/31/2019 03/31/2019 Acquisitions of loan portfolios with NO retention of assignor's risks and rewards a) By type of exposure 1 ,009 1 ,069 1 ,350 Individuals - Payroll 1 ,009 1 ,069 1 ,350 b) By type of assignor 1,009 1 ,069 1,350 Financial institutions 1 ,009 1 ,069 1 ,350 Operations of Securitization Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables). Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and rewards must be consolidated in the Prudential Conglomerate. Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533. The balances of these operations are presented below. 29 Itaú Unibanco Risk and Capital Management – Pillar 3 Sale or Transfer of Financial Assets R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2020 2019 2019 2019 2019 Flow of sale exposure in the quarter with substantial transfer of risks and rewards 1,191 821 327 207 177 Credit rights Investments Fund (FIDC) 985 212 274 94 40 Securitization Companies 101 - 39 35 4 Financial institutions - - - - - Specific Purpose Company (SPE) - 30 - - - (1) 105 579 14 78 133 Other (1) Operations with the public sector and other legal entities Sale or Transfer of Financial Assets R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2020 2019 2019 2019 2019 Total exposures acquired WITH retention of assignor's risks and rewards 548 300 125 111 104 Acquisition of Financial Assets R$ million 03/31/2020 12/31/2019 03/31/2019 Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards a) By type of exposure 438 510 510 Individuals - Vehicle and Leasing 429 498 381 Companies -Loans (CCB) - - - Companies - Other 9 12 129 b) By type of assignor 438 510 510 Financial institutions 438 510 510 Acquisition of Financial Assets R$ million 03/31/2020 12/31/2019 03/31/2019 Acquisitions of loan portfolios with NO retention of assignor's risks and rewards a) By type of exposure 1 ,009 1 ,069 1 ,350 Individuals - Payroll 1 ,009 1 ,069 1 ,350 b) By type of assignor 1,009 1 ,069 1,350 Financial institutions 1 ,009 1 ,069 1 ,350 Operations of Securitization Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables). Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and rewards must be consolidated in the Prudential Conglomerate. Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533. The balances of these operations are presented below. 29 Itaú Unibanco

Risk and Capital Management – Pillar 3 (1) Securitization Exposures R$ million 03/31/2020 12/31/2019 03/31/2019 CRI 6 ,328 7,291 1 0,291 Mortgage Loans 6,328 7 ,291 1 0,291 Single-Tranche 5 ,502 6 ,260 8 ,955 Subordinated 826 1,031 1,336 CRA 511 519 155 Credit Related to Agribusiness 511 519 155 Single-Tranche 511 519 155 FIDC 1 ,463 2,764 216 Credit Rights 1 ,463 2,764 216 Senior 1 ,463 2 ,764 216 Debenture 106 103 84 Loan portfolio 106 103 84 Single-Tranche 106 103 84 Total 8 ,408 10,677 1 0,746 (1) Traditional securitization. The table below presents the summary of the securitization activity in the period: (1) Securitization Activities in the Period R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2020 2019 2019 2019 2019 CRI 20 195 612 150 75 Mortgage Loans 20 195 612 150 75 FIDC 2, 903 366 90 1, 851 575 2,903 366 90 1,851 575 Credit Rights CRA - 322 381 446 130 - 322 381 446 130 Credit Related to Agribusiness Total 2,923 883 1, 084 2, 447 780 (1) Traditional securitization. It should be noted that the portion of RWA attributable to securitization exposure did not exceed 5% of the total on CPAD March 31, 2020. Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively. As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper. Gains and losses on securitization are disclosed when they are material. Credit Derivatives Itaú Unibanco buys and sells credit protection in order to meet the needs of its customers. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 30 Itaú Unibanco Risk and Capital Management – Pillar 3 (1) Securitization Exposures R$ million 03/31/2020 12/31/2019 03/31/2019 CRI 6 ,328 7,291 1 0,291 Mortgage Loans 6,328 7 ,291 1 0,291 Single-Tranche 5 ,502 6 ,260 8 ,955 Subordinated 826 1,031 1,336 CRA 511 519 155 Credit Related to Agribusiness 511 519 155 Single-Tranche 511 519 155 FIDC 1 ,463 2,764 216 Credit Rights 1 ,463 2,764 216 Senior 1 ,463 2 ,764 216 Debenture 106 103 84 Loan portfolio 106 103 84 Single-Tranche 106 103 84 Total 8 ,408 10,677 1 0,746 (1) Traditional securitization. The table below presents the summary of the securitization activity in the period: (1) Securitization Activities in the Period R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2020 2019 2019 2019 2019 CRI 20 195 612 150 75 Mortgage Loans 20 195 612 150 75 FIDC 2, 903 366 90 1, 851 575 2,903 366 90 1,851 575 Credit Rights CRA - 322 381 446 130 - 322 381 446 130 Credit Related to Agribusiness Total 2,923 883 1, 084 2, 447 780 (1) Traditional securitization. It should be noted that the portion of RWA attributable to securitization exposure did not exceed 5% of the total on CPAD March 31, 2020. Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively. As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper. Gains and losses on securitization are disclosed when they are material. Credit Derivatives Itaú Unibanco buys and sells credit protection in order to meet the needs of its customers. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 30 Itaú Unibanco

Risk and Capital Management – Pillar 3 Notional Amount of Credit Derivatives Held in Portfolio R$ million 03/31/2020 12/31/2019 03/31/2019 Risk Transferred 1 ,627 2 ,295 2,616 Credit Default Swap (CDS) 1,627 2 ,295 2,616 Risk Received (14,081) (10,444) (6,544) Credit Default Swap (CDS) (9,415) (6 ,283) (6,544) Total Return Swap (TRS) (4,666) (4,161) - Total (12,454) (8,149) (3,928) Required capital of Risk Received 75 57 60 31 Itaú Unibanco Risk and Capital Management – Pillar 3 Notional Amount of Credit Derivatives Held in Portfolio R$ million 03/31/2020 12/31/2019 03/31/2019 Risk Transferred 1 ,627 2 ,295 2,616 Credit Default Swap (CDS) 1,627 2 ,295 2,616 Risk Received (14,081) (10,444) (6,544) Credit Default Swap (CDS) (9,415) (6 ,283) (6,544) Total Return Swap (TRS) (4,666) (4,161) - Total (12,454) (8,149) (3,928) Required capital of Risk Received 75 57 60 31 Itaú Unibanco

Risk and Capital Management – Pillar 3 6 Market Risk 6.1 Framework and Treatment Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are treated as a risk factor group. The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; • Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitor and avoid concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. Market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ( MtM - Mark to Market ); and • Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco. The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and 32 Itaú Unibanco Risk and Capital Management – Pillar 3 6 Market Risk 6.1 Framework and Treatment Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are treated as a risk factor group. The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; • Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitor and avoid concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. Market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ( MtM - Mark to Market ); and • Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco. The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and 32 Itaú Unibanco

Risk and Capital Management – Pillar 3

understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

6.2 Portfolio Analysis

Interest rate risk in the banking book

Interest rate risk is the potential loss associated with variations in these rates in the market in relation to indexer mismatches, maturities and between investments and funding. The methodology adopted involves marking-to-market of the various products, calculating the sensitivity to variations in interest rates, and the value at risk by historical simulation (VaR) as well as stress tests throughout the entire portfolio, as determined by Itaú Unibanco's institutional regulations.

In managing the interest rate risk of the loan portfolios that show material early settlements, Itaú Unibanco adjusts the original maturities of transactions, which speeds up the reduction in the originally contracted payment flows so as to better reflect clients' expected behavior.

Likewise, the balances of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted.

Sensibility of Banking Position [1]

R$ million

Exposures		03/31/2020		
Risk factors	**Risk of variation in:**	**Scenario I**	**Scenario II**	**Scenario III**
Interest Rate	Fixed Income Interest Rates in reais	(10)	(969)	(1,909)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(3)	(233)	(449)
Price Index Linked	Interest of Inflation coupon	(3)	(270)	(476)
TR	TR Linked Interest Rates	0	(5)	(9)

[1] *Amounts net of tax effects.*

In order to measure these sensitivities, the following scenarios are used:

- Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes, and 1 percentage point in the prices of currencies and shares;
- Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor;
- Scenario III: Shocks of 50% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor.

Evolution of the Trading Book

The evolution of the Trading Book, broken down by major risk factors, is tabulated below:

Total Value of Trading Position

R$ million

	03/31/2020		12/31/2019		03/31/2019	
	Long	Short	Long	Short	Long	Short
Interest Rates	233,409	(215,570)	170,726	(160,774)	145,814	(140,256)
Foreign Exchange	123,769	(123,649)	113,552	(113,578)	157,091	(160,508)
Equities	212	(68)	469	(169)	3,662	(3,632)
Commodities	1,741	(1,746)	1,361	(1,372)	16	(1)

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Risk and Capital Management – Pillar 3

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these positions and in the corresponding risk factors.

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty

R$ million

	03/31/2020		12/31/2019		03/31/2019	
	Long	Short	Long	Short	Long	Short
Interest Rates	135,276	(146,301)	284,380	(81,782)	121,116	(92,398)
Foreign Exchange	240,554	(314,032)	166,314	(200,784)	44,810	(60,918)
Equities	3,668	(3,299)	600	(186)	1,900	(500)
Commodities	1,154	(1,259)	981	(1,100)	102	(118)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty

R$ million

	03/31/2020		12/31/2019		03/31/2019	
	Long	Short	Long	Short	Long	Short
Interest Rates	34,287	(32,580)	31,517	(42,525)	43,269	(36,458)
Foreign Exchange	26,193	(43,373)	16,863	(32,641)	16,172	(41,583)
Equities	-	(4,048)	11	(79)	-	(67)
Commodities	100	-	107	-	79	(50)

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty

R$ million

	03/31/2020		12/31/2019		03/31/2019	
	Long	Short	Long	Short	Long	Short
Interest Rates	19,216	(12,885)	21,929	(12,932)	535	(2,656)
Foreign Exchange	52,614	(64,349)	62,843	(72,285)	76,365	(74,717)
Equities	1,839	(3,677)	515	(770)	634	(2,471)
Commodities	-	-	-	-	-	(31)

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty

R$ million

	03/31/2020		12/31/2019		03/31/2019	
	Long	Short	Long	Short	Long	Short
Interest Rates	62,002	(97,177)	40,413	(91,245)	44,214	(103,024)
Foreign Exchange	357,057	(347,109)	277,082	(265,414)	251,375	(244,894)

VaR – Consolidated Itaú Unibanco

Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L's - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies.

VaR - Itaú Unibanco Holding[(1)]

R$ million

VaR per Risk Factor Group	03/31/2020	12/31/2019	03/31/2019
Brazilian Interest rates	1,642	813	857
Currencies	60	11	30
Equities	26	29	38
Commodities	1	1	1
Diversification effect	**(966)**	**(576)**	**(552)**
Total VaR	**763**	**278**	**374**
Maximum Total VaR of the Quarter	**763**	**398**	**472**
Average Total VaR of the Quarter	**375**	**280**	**397**
Minimum Total VaR of the Quarter	**258**	**211**	**361**

(1) Considers one-day holding period and 99% confidence level.

The Total VaR increased from the prior quarter due to higher market volatility.

VaR and Stressed VaR Internal Model – Regulatory Portfolio

For its Regulatory Portfolio, Itaú Unibanco uses historical simulation methodology for calculating the VaR and Stressed VaR, with a confidence interval of 99% and a holding period of at least 10-day, depending on the market liquidity of the portfolio.

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Risk and Capital Management – Pillar 3

VaR - Itaú Unibanco - Regulatory Portfolio [1]

R$ million

VaR per Risk Factor Group	03/31/2020		12/31/2019		03/31/2019	
	VaR	Stressed VaR	VaR	Stressed VaR	VaR	Stressed VaR
Brazilian Interest rates	264	126	114	290	84	160
Currencies	249	404	20	56	43	92
Equities	105	76	28	47	54	38
Commodities	4	3	6	7	3	4
Diversification effect	(224)	(215)	(41)	(147)	(80)	(175)
Total VaR	398	394	127	253	104	119
Maximum Total VaR of the Quarter	398	394	218	601	160	495
Average Total VaR of the Quarter	142	197	133	292	104	183
Minimum Total VaR of the Quarter	62	101	79	208	59	75

[1] *VaR Historical Simulation approach, holding period of 10 days. Amounts reported consider 99% confidence level.*

Stress Testing

In addition to using VaR, Itaú Unibanco daily analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions. This scenarios are based on past crises, prospectives crises and on predetermined shocks in the risk factors.

One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested.

In order to identify its greatest risks and to assist in decision-making by the treasury department and by the senior management, the results of the stress tests are assessed by means of risk factors as well as in a consolidated way.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing daily hypothetical and effective results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and
- Red (10 or more exceptions): need for improvement actions.

The Backtesting presented three exceptions in relation to the effective and hypothetical results in the period.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 7 Operational Risk 7.1 Framework and Treatment Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damages to own physical assets or assets in use by Itaú Unibanco; • Interruption of Itaú Unibanco’s activities; • Failures in information technology (IT) systems, processes or infrastructure; • Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 7.2 Crisis Management and Business Continuity Itaú Unibanco's Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: • Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; • Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; • Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: 36 Itaú Unibanco Risk and Capital Management – Pillar 3 7 Operational Risk 7.1 Framework and Treatment Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damages to own physical assets or assets in use by Itaú Unibanco; • Interruption of Itaú Unibanco’s activities; • Failures in information technology (IT) systems, processes or infrastructure; • Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 7.2 Crisis Management and Business Continuity Itaú Unibanco's Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: • Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; • Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; • Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: 36 Itaú Unibanco

Risk and Capital Management – Pillar 3 − Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. − Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. 7.3 Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: • Verification of mathematical and theoretical development of the models; • Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; • When applicable, comparison with alternative models and international benchmarks; • Histhorical Backtesting of the model; • The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. 37 Itaú Unibanco Risk and Capital Management – Pillar 3 − Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. − Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. 7.3 Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: • Verification of mathematical and theoretical development of the models; • Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; • When applicable, comparison with alternative models and international benchmarks; • Histhorical Backtesting of the model; • The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. 37 Itaú Unibanco

Risk and Capital Management – Pillar 3

8 Liquidity Risk

8.1 Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite.

The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators.

The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support:

- Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions;
- Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators;
- Reports and graphs that describe risk positions;
- Concentration indicators of funding providers and time.

The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

8.2 Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international standard, is defined as follows:

$$LCR = \frac{\mathbf{HQLA}}{\mathbf{Outflows}_e - \mathbf{Min}\ (\mathbf{Inflows}_s; 75\%\ \mathbf{x}\ \mathbf{Outflows}_s)}$$

- HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;
- $Outflows_s$ = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;
- $Inflows_s$ = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly Prudential Conglomerate LCR to BACEN. Since January 2019, the requirement for this indicator is 100%.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Information on the Liquidity Coverage Ratio (LCR)

R$ thousand

		1st quarter 2020 [1]		4th quarter 2019 [2]		1st quarter 2019 [3]	
		Total Unweighted Value (average)[4]	Total Weighted Value (average)[5]	Total Unweighted Value (average)[4]	Total Weighted Value (average)[5]	Total Unweighted Value (average)[4]	Total Weighted Value (average)[5]
	High Quality Liquid Assets (HQLA)						
1	**Total High Quality Liquid Assets (HQLA)**	-	**186,704,896**	-	**170,004,407**		**170,648,702**
	Cash outflows[6]						
2	**Retail deposits and deposits from small business customers, of which:**	**296,206,563**	**25,694,306**	**283,608,542**	**24,611,828**	**272,231,490**	**23,844,905**
3	Stable deposits	163,257,200	8,162,860	156,766,174	7,838,309	147,023,505	7,351,175
4	Less stable deposits	132,949,363	17,531,446	126,842,368	16,773,519	125,207,985	16,493,729
5	**Unsecured wholesale funding, of which:**	**190,988,478**	**88,584,954**	**177,757,824**	**80,561,758**	**147,202,782**	**65,403,979**
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,079,795	53,990	1,063,541	53,177	2,108,377	105,419
7	Non-operational deposits (all counterparties)	187,931,523	86,553,804	175,879,275	79,693,573	144,304,711	64,508,866
8	Unsecured debt	1,977,160	1,977,160	815,008	815,008	789,694	789,694
9	**Secured wholesale funding**		**12,440,105**		**12,064,421**		**7,654,958**
10	**Additional requirements, of which:**	**248,398,774**	**32,527,090**	**265,458,246**	**34,228,550**	**229,025,276**	**30,978,105**
11	Outflows related to derivative exposure and other collateral requirements	38,109,640	17,745,247	37,702,176	18,156,422	30,345,289	15,163,653
12	Outflows related to loss of funding on debt products	1,383,532	1,383,532	1,270,912	1,270,912	2,641,861	2,641,861
13	Credit and liquidity facilities	208,905,602	13,398,311	226,485,158	14,801,216	196,038,126	13,172,590
14	**Other contractual funding obligations**	**68,898,360**	**68,898,360**	**62,685,601**	**62,685,601**	**65,621,872**	**65,621,872**
15	**Other contingent funding obligations**	**93,297,087**	**13,092,603**	**89,753,225**	**11,196,408**	**82,112,888**	**10,149,408**
16	**Total cash outflows**		**241,237,419**		**225,348,567**		**203,653,226**
	Cash inflows[6]						
17	Secured lending	145,548,247	1,068,134	146,775,301	405,167	169,849,433	221,912
18	Inflows from fully performing exposures	33,507,923	20,703,815	30,968,861	18,927,092	28,037,265	17,092,911
19	Other cash inflows	119,500,991	106,624,842	104,372,199	91,980,930	94,008,489	82,262,021
20	**Total cash inflows**	**298,557,161**	**128,396,792**	**282,116,360**	**111,313,189**	**291,895,187**	**99,576,844**
			Adjusted Total [7]		**Adjusted Total [7]**		**Adjusted Total [7]**
21	**Total HQLA**		186,704,896		170,004,407		170,648,702
22	**Total net cash outflows**		112,840,627		114,035,378		104,076,382
23	**LCR (%)**		165.5%		149.1%		164.0%

(1) It corresponds to 62 daily average observations.
(2) It corresponds to 64 daily average observations.
(3) It corresponds to 61 daily average observations.
(4) Total balance of the cash inflows or outflows.
(5) After application of weighting factors.
(6) Potential cash outflows (Outflows) and inflows (Inflows).
(7) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

The table shows that Itaú Unibanco has an average LCR of 165.5% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics.

8.3 Net Stable Funding Ratio (NSFR)

The Net Stable Funding Ratio (NSFR), the calculation of which is established by the BACEN and in line with the Basel international guidelines, is defined as follows:

$$NSFR = \frac{Available\ Stable\ Funding\ (ASF)}{Required\ Stable\ Funding\ (RSF)}$$

- ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, as provided for in BACEN Circular 3,869;
- RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, as provided for in BACEN Circular 3,869.

39

Itaú Unibanco

Risk and Capital Management – Pillar 3

Information on the Net Stable Funding Ratio (NSFR)

R$ thousand

		03/31/2020				
		Value per residual effective maturity term (R$ thousand)				
		No Maturity[1]	Lower than six months[1]	Greater than or equal to six months, and lower than 1 year[1]	Greater than or equal to 1 year[1]	Weighted Value[2] (R$ thousand)
	Available Stable Funding (AFS)[3]					
1	**Capital**	-	-	-	**194,980,605**	**194,980,605**
2	Reference Equity, gross of regulatory deductions	-			137,430,011	137,430,011
3	Other capital instruments not included in line 2				57,550,594	57,550,594
4	**Retail Funding**	**170,828,358**	**167,161,822**	**5,255,610**	**12,929,246**	**330,077,701**
5	Stable Funding	106,355,218	69,000,506	687,599	240,560	166,887,582
6	Less Stable Funding	64,473,139	98,161,316	4,568,012	12,688,686	163,190,118
7	**Wholesale Funding**	**47,511,552**	**590,742,473**	**70,020,066**	**122,921,020**	**283,051,195**
8	Operational deposits and deposits of member cooperatives	3,262,279	-	-	-	1,631,139
9	Other Wholesale Funding	44,249,274	590,742,473	70,020,066	122,921,020	281,420,056
10	**Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent**	-	**67,328,769**	**6,221,477**	**401,217**	-
11	**Other liabilities, in which:**	**83,199,437**	**192,628,097**	**705,633**	**3,217,642**	**3,570,459**
12	Derivatives whose replacement values are lower than zero	-	48,682,390	-	-	-
13	Other liability or equity elements not included above	83,199,437	143,945,707	705,633	3,217,642	3,570,459
14	**Total Available Stable Funding (ASF)**	**301,539,347**	**1,017,861,161**	**82,202,786**	**334,449,730**	**811,679,959**
	Required Stable Funding (RSF)[3]					
15	**Total NSFR high-quality liquid assets (HQLA)**	**107,541,032**	**183,570,903**	**9,007,506**	**19,601,084**	**16,981,670**
16	**Operational deposits held at other financial institutions**	-	-	-	-	-
17	**Performing loans and securities (financial institutions, corporates and central banks)**	-	**477,502,650**	**95,107,100**	**351,502,424**	**443,424,000**
18	Performing loans to financial institutions secured by Level 1 HQLA	-	20,697,926	-	8,795	2,078,588
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	-	43,438,016	3,452,473	23,255,498	31,499,545
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	-	393,075,750	75,351,648	191,285,945	282,684,421
21	With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644.	-	-	-	-	-
22	Performing residential mortgages, of which:	-	4,866,047	4,188,457	67,217,298	53,861,404
23	Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	45,169,071	31,315,444
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	15,424,910	12,114,523	69,734,888	73,300,042
25	**Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent**	-	**68,247,631**	**6,835,420**	**899,993**	-
26	**Other assets, in which:**	**4,860,726**	**244,786,428**	**9,191,679**	**151,125,334**	**217,858,533**
27	Transactions with gold and commodities, including those with expected physical settlement	-	-	-	-	-
28	Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty.	-	-	-	28,843,840	24,517,264
29	Derivatives whose replacement values are higher than or equal to zero	-	-	-	51,112,292	2,294,379
30	Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin	-	-	-	2,435,118	2,435,118
31	All other assets not included in the above categories	4,860,726	244,786,428	9,191,679	68,734,084	188,611,773
32	**Off-balance sheet transactions**	**408,000,058**	-	-	-	**16,870,353**
33	**Total Required Stable Funding (RSF)**	**520,401,815**	**974,107,612**	**120,141,706**	**523,128,835**	**695,134,557**
						Total Adjusted Value[4]
	Total Available Stable Funding (ASF)					**811,679,959**
	Total Required Stable Funding (RSF)					**695,134,557**
34	**NSFR (%)**					**116.8%**

[1] *This is the total balance of the available stable funding (ASF) or required stable funding (RSF).*
[2] *Corresponds to the amount after application of weighting factors.*
[3] *Corresponds to available stable funding (ASF) or required stable funding (RSF).*
[4] *Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3.869.*

NSFR Comparative

R$ Thousand

	03/31/2020	12/31/2019
	Total Adjusted Value [1]	Total Adjusted Value [1]
Total Available Stable Funding (ASF)	**811,679,959**	**733,241,901**
Total Required Stable Funding (RSF)	**695,134,557**	**599,962,679**
NSFR (%)	**116.8%**	**122.2%**

[1] *Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.*

40

Itaú Unibanco

Risk and Capital Management – Pillar 3 st Itaú Unibanco’s Available Stable Funding (ASF) amounted to R$ 811,7 billion in the 1 quarter, mainly due to Capital and st Retail and Wholesale Funding. Required Stable Funding (RSF), in turn, amounted to R$ 695,1 billion in the 1 quarter, particularly due to Loans and financing awarded to wholesale and retail customers, central governments and transactions with central Banks. The table shows that the NSFR was 116.8% at the closing of the quarter, above to the requirement of 100%. Thus, the institution counts on sufficient available stable funds to support the stable funds required in the long term, according to the metrics. 41 Itaú Unibanco Risk and Capital Management – Pillar 3 st Itaú Unibanco’s Available Stable Funding (ASF) amounted to R$ 811,7 billion in the 1 quarter, mainly due to Capital and st Retail and Wholesale Funding. Required Stable Funding (RSF), in turn, amounted to R$ 695,1 billion in the 1 quarter, particularly due to Loans and financing awarded to wholesale and retail customers, central governments and transactions with central Banks. The table shows that the NSFR was 116.8% at the closing of the quarter, above to the requirement of 100%. Thus, the institution counts on sufficient available stable funds to support the stable funds required in the long term, according to the metrics. 41 Itaú Unibanco

Risk and Capital Management – Pillar 3 9 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk in insurance operations. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities. Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Regulatory and Compliance Risk Regulatory and Compliance risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements. Itaú Unibanco has a structured flow for addressing rules, which involves several areas, covering the stages of recognition and researches, distribution of regulatory environment changes and the monitoring of action plans for regulatory 42 Itaú Unibanco Risk and Capital Management – Pillar 3 9 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk in insurance operations. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities. Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Regulatory and Compliance Risk Regulatory and Compliance risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements. Itaú Unibanco has a structured flow for addressing rules, which involves several areas, covering the stages of recognition and researches, distribution of regulatory environment changes and the monitoring of action plans for regulatory 42 Itaú Unibanco

Risk and Capital Management – Pillar 3 compliance, all of which are established in internal policies. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources. The institution believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously with local and international best practices for preventing and fighting against illegal acts, through investing and training employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: • Client Identification Process; • Know Your Client (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; 43 Itaú Unibanco Risk and Capital Management – Pillar 3 compliance, all of which are established in internal policies. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources. The institution believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously with local and international best practices for preventing and fighting against illegal acts, through investing and training employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: • Client Identification Process; • Know Your Client (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; 43 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Monitoring of Transactions; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training and Awareness Raising. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts. In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident. The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor- relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country in question. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. 44 Itaú Unibanco Risk and Capital Management – Pillar 3 • Monitoring of Transactions; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training and Awareness Raising. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts. In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident. The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor- relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country in question. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. 44 Itaú Unibanco

Risk and Capital Management – Pillar 3 10 Appendix I 03/31/2020 Template CC1: Composition of Regulatory Capital Value Balance (R$ Thousand) Sheet Reference Common Equity Tier I: instruments and reserves 1 Instruments Eligible for the Common Equity Tier I 97,148,000 (k) 2 Revenue reserves 28,747,217 (l) 3 Other revenue and other reserve (1,090,207) (m) Common share capital issued by subsidiaries and held by third parties (amount allowed in group 5 (j) 11,500,643 CET1 capital) 6 1 36,305,653 Common Equity Tier I before regulatory adjustments Common Equity Tier I: prudential adjustments 7 Prudential adjustments related to the pricing of financial instruments 478,832 8 Goodwill (net of related tax liability) 6,951,442 (e) 9 Intangible assets 8,730,731 (h) / (i) Tax credits arising from income tax losses and social contribution tax loss carryfowards and those 10 2,381,245 (b) originating from this contribution related to determination periods ended until December 31, 1998 Adjustments related to the market value of derivative financial instruments used to hedge the 11 (1 ,300,058) cash flows of protected items whose mark-to-market adjustments are not recorded in the books. 15 (d) Actuarial assets related to defined benefit pension funds - Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired 16 (n) 911,518 directly, indirectly or synthetically Total value of investments lower than 10% of the capital of companies that are similar to non- consolidated financial institutions, insurance companies, reinsurance companies, capitalization 18 - companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments Investments higher than 10% of the capital of companies that are similar to non-consolidated 19 financial institutions, insurance companies, reinsurance companies, capitalization companies and - sponsored pension fund entities Tax credits arising from temporary differences that depend on the generation of income or future 21 - taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions 22 Amount that exceeds 15% of the Common Equity Tier I 1 0,483,775 Of which: arising from investments in the capital of companies that are similar to non- 23 consolidated financial institutions, insurance companies, reinsurance companies, capitalization 7,037,388 companies and open ended pension entities Of which: arising from tax credits resulting from temporary differences that depend on the 25 3,446,387 generation of income or future taxable income for their realization 26 National specific regulatory adjustments - 26.a Deferred permanent assets - (g) Investment in dependence, financial institution abroad or non-financial entity that is part of the 26.b conglomerate, with respect to which the Central Bank of Brazil does not have access to - information, data and documents Funding instruments eligible for the Common Equity Tier I issued by an institution that is 26.c authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is - not part of the conglomerate 26.d Increase of unauthorized capital - 26.e Excess of the amount adjusted of Common Equity Tier I - 26.f - Deposit to cover capital deficiency (i) 26.g Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect - 26.h Excess of resources invested on permanent assets - 26.i Total capital detached - Other residual differences concerning the Common Equity Tier I calculation methodology for 26.j - regulatory purposes Other residual differences related to the calculation of the Common Equity Tier I for regulatory 27 - purposes 28 Total regulatory deductions from the Common Equity Tier I 2 8,637,485 29 Common Equity Tier I 107,668,168 45 Itaú Unibanco Risk and Capital Management – Pillar 3 10 Appendix I 03/31/2020 Template CC1: Composition of Regulatory Capital Value Balance (R$ Thousand) Sheet Reference Common Equity Tier I: instruments and reserves 1 Instruments Eligible for the Common Equity Tier I 97,148,000 (k) 2 Revenue reserves 28,747,217 (l) 3 Other revenue and other reserve (1,090,207) (m) Common share capital issued by subsidiaries and held by third parties (amount allowed in group 5 (j) 11,500,643 CET1 capital) 6 1 36,305,653 Common Equity Tier I before regulatory adjustments Common Equity Tier I: prudential adjustments 7 Prudential adjustments related to the pricing of financial instruments 478,832 8 Goodwill (net of related tax liability) 6,951,442 (e) 9 Intangible assets 8,730,731 (h) / (i) Tax credits arising from income tax losses and social contribution tax loss carryfowards and those 10 2,381,245 (b) originating from this contribution related to determination periods ended until December 31, 1998 Adjustments related to the market value of derivative financial instruments used to hedge the 11 (1 ,300,058) cash flows of protected items whose mark-to-market adjustments are not recorded in the books. 15 (d) Actuarial assets related to defined benefit pension funds - Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired 16 (n) 911,518 directly, indirectly or synthetically Total value of investments lower than 10% of the capital of companies that are similar to non- consolidated financial institutions, insurance companies, reinsurance companies, capitalization 18 - companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments Investments higher than 10% of the capital of companies that are similar to non-consolidated 19 financial institutions, insurance companies, reinsurance companies, capitalization companies and - sponsored pension fund entities Tax credits arising from temporary differences that depend on the generation of income or future 21 - taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions 22 Amount that exceeds 15% of the Common Equity Tier I 1 0,483,775 Of which: arising from investments in the capital of companies that are similar to non- 23 consolidated financial institutions, insurance companies, reinsurance companies, capitalization 7,037,388 companies and open ended pension entities Of which: arising from tax credits resulting from temporary differences that depend on the 25 3,446,387 generation of income or future taxable income for their realization 26 National specific regulatory adjustments - 26.a Deferred permanent assets - (g) Investment in dependence, financial institution abroad or non-financial entity that is part of the 26.b conglomerate, with respect to which the Central Bank of Brazil does not have access to - information, data and documents Funding instruments eligible for the Common Equity Tier I issued by an institution that is 26.c authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is - not part of the conglomerate 26.d Increase of unauthorized capital - 26.e Excess of the amount adjusted of Common Equity Tier I - 26.f - Deposit to cover capital deficiency (i) 26.g Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect - 26.h Excess of resources invested on permanent assets - 26.i Total capital detached - Other residual differences concerning the Common Equity Tier I calculation methodology for 26.j - regulatory purposes Other residual differences related to the calculation of the Common Equity Tier I for regulatory 27 - purposes 28 Total regulatory deductions from the Common Equity Tier I 2 8,637,485 29 Common Equity Tier I 107,668,168 45 Itaú Unibanco

Risk and Capital Management – Pillar 3 03/31/2020 Template CC1: Composition of Regulatory Capital Value Balance (R$ Thousand) Sheet Reference Additional Tier I Capital: instruments 30 Instruments eligible for the Additional Tier I Capital 1 7,200,807 31 Of which: classified as equity under applicable accounting standards - 32 Of which: classified as liabilities under applicable accounting standards 17,200,807 Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 33 - 2013 comes into effect Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in 34 110,533 group additional Tier 1 capital) Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into 35 - effect 36 Additional Tier I Capital before regulatory adjustments 17,311,340 Additional Tier I Capital: regulatory adjustments Shares or other instruments issued by the bank authorized to compose the Additional Tier I 37 - Capital, acquired directly, indirectly or synthetically Total value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that is not part of the conglomerate 39 - and that exceeds 10% of the amount of the Commom Equity Tier I, disregarding specific adjustments Investments higher than 10% of the capital of institutions authorized to operate by the Central 40 - Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation 41 National specific regulatory adjustments - Total value of non-significant investments (where the bank does not own more than 10% of the issued common share capital of the entity), in the Additional Tier I Capital of institutions 41.a - authorized to operate by the Central Bank of Brazil or by a financial institution abroad that is not part of the conglomerate and do not exceeds 10% of the amount of the Commom Equity Tier I, disregarding specific adjustments 41.b Non-controlling interest in Additional Tier I Capital - Other residual differences concerning the Additional Tier I Capital calculation methodology for 41.c - regulatory purposes Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II 42 - Capital to cover deductions 43 Total regulatory deductions from the Additional Tier I Capital - 44 Additional Tier I Capital (AT1) 17,311,340 45 Tier I 124,979,508 Tier II: instruments 46 Instruments eligible for Tier II 6 ,286,123 Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes 47 7 ,889,025 into effect Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 48 6 3,533 2) Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into 49 - effect 51 Tier II before regulatory adjustments 14,238,681 Tier II: regulatory adjustments Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, 52 - indirectly or synthetically Total value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory 54 - consolidation and that exceeds 10% of the amount of the Commom Equity Tier I, disregarding specific adjustments Investments higher than 10% of the capital of institutions authorized to operate by the Central 55 - Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation 56 - National specific regulatory adjustments Total value of non-significant investments (where the bank does not own more than 10% of the issued common share capital of the entity), on Tier II instruments issued by institutions authorized 56.a - to operate by the Central Bank of Brazil or by a non-consolidated overseas financial institution and do not exceeds 10% of the amount of the Commom Equity Tier I, disregarding specific adjustments 56.b Non-controlling interest in Tier II - 56.c - Other residual differences concerning Tier II calculation methodology for regulatory purposes 57 Total regulatory deductions from Tier II Capital - 58 Tier II 14,238,681 59 Referential Equity (Tier I + Tier II) 139,218,189 60 Total risk-weighted assets 1,043,517,641 46 Itaú Unibanco Risk and Capital Management – Pillar 3 03/31/2020 Template CC1: Composition of Regulatory Capital Value Balance (R$ Thousand) Sheet Reference Additional Tier I Capital: instruments 30 Instruments eligible for the Additional Tier I Capital 1 7,200,807 31 Of which: classified as equity under applicable accounting standards - 32 Of which: classified as liabilities under applicable accounting standards 17,200,807 Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 33 - 2013 comes into effect Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in 34 110,533 group additional Tier 1 capital) Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into 35 - effect 36 Additional Tier I Capital before regulatory adjustments 17,311,340 Additional Tier I Capital: regulatory adjustments Shares or other instruments issued by the bank authorized to compose the Additional Tier I 37 - Capital, acquired directly, indirectly or synthetically Total value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that is not part of the conglomerate 39 - and that exceeds 10% of the amount of the Commom Equity Tier I, disregarding specific adjustments Investments higher than 10% of the capital of institutions authorized to operate by the Central 40 - Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation 41 National specific regulatory adjustments - Total value of non-significant investments (where the bank does not own more than 10% of the issued common share capital of the entity), in the Additional Tier I Capital of institutions 41.a - authorized to operate by the Central Bank of Brazil or by a financial institution abroad that is not part of the conglomerate and do not exceeds 10% of the amount of the Commom Equity Tier I, disregarding specific adjustments 41.b Non-controlling interest in Additional Tier I Capital - Other residual differences concerning the Additional Tier I Capital calculation methodology for 41.c - regulatory purposes Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II 42 - Capital to cover deductions 43 Total regulatory deductions from the Additional Tier I Capital - 44 Additional Tier I Capital (AT1) 17,311,340 45 Tier I 124,979,508 Tier II: instruments 46 Instruments eligible for Tier II 6 ,286,123 Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes 47 7 ,889,025 into effect Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 48 6 3,533 2) Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into 49 - effect 51 Tier II before regulatory adjustments 14,238,681 Tier II: regulatory adjustments Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, 52 - indirectly or synthetically Total value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory 54 - consolidation and that exceeds 10% of the amount of the Commom Equity Tier I, disregarding specific adjustments Investments higher than 10% of the capital of institutions authorized to operate by the Central 55 - Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation 56 - National specific regulatory adjustments Total value of non-significant investments (where the bank does not own more than 10% of the issued common share capital of the entity), on Tier II instruments issued by institutions authorized 56.a - to operate by the Central Bank of Brazil or by a non-consolidated overseas financial institution and do not exceeds 10% of the amount of the Commom Equity Tier I, disregarding specific adjustments 56.b Non-controlling interest in Tier II - 56.c - Other residual differences concerning Tier II calculation methodology for regulatory purposes 57 Total regulatory deductions from Tier II Capital - 58 Tier II 14,238,681 59 Referential Equity (Tier I + Tier II) 139,218,189 60 Total risk-weighted assets 1,043,517,641 46 Itaú Unibanco

Risk and Capital Management – Pillar 3 03/31/2020 Template CC1: Composition of Regulatory Capital Value Balance (R$ Thousand) Sheet Reference BIS Ratios and Additional Capital Buffers 61 10.3% Common Equity Tier I Ratio 62 Tier I Ratio 12.0% 63 BIS Ratio 13.3% 64 Additional Capital Buffers (% of RWA) 3.5% 65 Of which: capital conservation buffer requirement 2.5% 66 Of which: bank-specific countercyclical buffer requirement 0.0% 67 Of which: capital buffer for institutions that are systemically important at global level (G-SIB) 1.0% Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% 68 1.6% of RWA) Amounts below the limit for deduction (non-weighted by risk) Total value of non-significant investments (where the bank does not own more than 10% of the issued common share capital of the entity), in institutions authorized to operate by the Central 72 609,468 Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non- consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non- (f) / (a) 73 1 7,878,464 consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities 75 23,461,448 (c) Tax credits arising from temporary differences, not deducted from the Common Equity Tier I Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022) Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 82 - 4,192 of 2013 comes into effect 83 Amount excluded from the Additional Tier I Capital due to the line 82 limit - Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes 84 into effect 7 ,889,025 85 Amount excluded from Tier II due to the line 84 limit 31,556,101 47 Itaú Unibanco Risk and Capital Management – Pillar 3 03/31/2020 Template CC1: Composition of Regulatory Capital Value Balance (R$ Thousand) Sheet Reference BIS Ratios and Additional Capital Buffers 61 10.3% Common Equity Tier I Ratio 62 Tier I Ratio 12.0% 63 BIS Ratio 13.3% 64 Additional Capital Buffers (% of RWA) 3.5% 65 Of which: capital conservation buffer requirement 2.5% 66 Of which: bank-specific countercyclical buffer requirement 0.0% 67 Of which: capital buffer for institutions that are systemically important at global level (G-SIB) 1.0% Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% 68 1.6% of RWA) Amounts below the limit for deduction (non-weighted by risk) Total value of non-significant investments (where the bank does not own more than 10% of the issued common share capital of the entity), in institutions authorized to operate by the Central 72 609,468 Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non- consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non- (f) / (a) 73 1 7,878,464 consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities 75 23,461,448 (c) Tax credits arising from temporary differences, not deducted from the Common Equity Tier I Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022) Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 82 - 4,192 of 2013 comes into effect 83 Amount excluded from the Additional Tier I Capital due to the line 82 limit - Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes 84 into effect 7 ,889,025 85 Amount excluded from Tier II due to the line 84 limit 31,556,101 47 Itaú Unibanco

Risk and Capital Management – Pillar 3 11 Glossaries 11.1 Glossary of Acronyms A • ACCP – Adicional de Contracíclico de Capital Principal (Countercyclical Capital Buffer) • ACP – Adicional de Capital Principal (Additional Capital Buffer) • ARF – Área de Riscos e Finanças (Risk and Finance Department) • ASF – Available Stable Funding • AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis) B • BACEN - Banco Central do Brasil (Central Bank of Brazil) • BCBS – Basel Committee on Banking Supervision • BCP – Business Continuity Plan • BIA - Business Impact Analysis • BIS - Bank for International Settlements C • CCB – Cédula de Crédito Bancário (Bank Credit Notes) • CDP – Carbon Disclosure Project • CDS - Credit Default Swap • CEM - Current Exposure Method • CEO - Chief Executive Officer • CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN - Conselho Monetário Nacional (National Monetary Council) • CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance) • CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate) • CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans) • CRO - Chief Risk Officer • CTAM – Comissão Técnica de Avaliação de Modelos (Technical Commission of Model Assessment) • CVM – Comissão de Valores Mobiliários (Securities and Exchange Commission) D • DRL – Demonstrativo de Risco de Liquidez (Liquidity Risk Statement) • DV - Delta Variation Risk E • EP – Equator Principles • EVE – Economic Value od Equity F • FCC – Fator de Conversão de Crédito (Credit Conversion Factor) • FCL - Fator de Conversão de Crédito de Operações a Liquidar (Unsettled Operation Credit Conversion Factor) • FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks) • FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds) • FPR - Fator de Ponderação de Risco (weighting factor) G • GDP - Gross Domestic Product • GHG – Greenhouse Gas • G-SIBs - Global Systemically Important Banks 48 Itaú Unibanco Risk and Capital Management – Pillar 3 11 Glossaries 11.1 Glossary of Acronyms A • ACCP – Adicional de Contracíclico de Capital Principal (Countercyclical Capital Buffer) • ACP – Adicional de Capital Principal (Additional Capital Buffer) • ARF – Área de Riscos e Finanças (Risk and Finance Department) • ASF – Available Stable Funding • AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis) B • BACEN - Banco Central do Brasil (Central Bank of Brazil) • BCBS – Basel Committee on Banking Supervision • BCP – Business Continuity Plan • BIA - Business Impact Analysis • BIS - Bank for International Settlements C • CCB – Cédula de Crédito Bancário (Bank Credit Notes) • CDP – Carbon Disclosure Project • CDS - Credit Default Swap • CEM - Current Exposure Method • CEO - Chief Executive Officer • CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN - Conselho Monetário Nacional (National Monetary Council) • CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance) • CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate) • CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans) • CRO - Chief Risk Officer • CTAM – Comissão Técnica de Avaliação de Modelos (Technical Commission of Model Assessment) • CVM – Comissão de Valores Mobiliários (Securities and Exchange Commission) D • DRL – Demonstrativo de Risco de Liquidez (Liquidity Risk Statement) • DV - Delta Variation Risk E • EP – Equator Principles • EVE – Economic Value od Equity F • FCC – Fator de Conversão de Crédito (Credit Conversion Factor) • FCL - Fator de Conversão de Crédito de Operações a Liquidar (Unsettled Operation Credit Conversion Factor) • FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks) • FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds) • FPR - Fator de Ponderação de Risco (weighting factor) G • GDP - Gross Domestic Product • GHG – Greenhouse Gas • G-SIBs - Global Systemically Important Banks 48 Itaú Unibanco

Risk and Capital Management – Pillar 3

H

- HQLA – High quality liquid assets

I

- ICAAP - Internal capital adequacy assessment process
- IRB – Internal Ratings-Based
- IRRBB – Interest Rate Risk in the Banking Book
- IT - Information Technology

K

- KYC – Know Your Client
- KYE – Know Your Employee
- KYP – Know Your Partner
- KYS – Know Your Supplier

L

- LCR – Liquidity Coverage Ratio

M

- MtM - Mark to Market

N

- NII – Net Interest Income
- NSFR – Net Stable Funding Ratio

P

- PCN - *Planos de Continuidade de Negócios* (Business Continuity Plans)
- PCR – Potential Credit Risk
- PR - *Patrimônio de Referência* (Total Capital)
- PREVIC - *Superintendência Nacional de Previdência Complementar* (National Superintendence of Supplementary Pension)
- PRI – Principles for Responsible Investment
- P&L – Profit and Loss Statement

R

- RAS - Risk Appetite Statement
- RCAP - Regulatory Consistency Assessment Programme
- RCP - *Risco de Crédito Potencial* (Potential Credit Risk)
- RSF – Required Stable Funding
- RWA - Risk Weighted Asset
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements

S

- SA-CCR – Standardised Approach to Counterparty Credit Risk
- SARB – Sistema de Autorregulação Bancária (Self-Regulation Banking System)
- SFN – *Sistema Financeiro Nacional* (National Financial System)
- SOC - Security Operation Center
- SUSEP - *Superintendência de Seguros Privados* (Superintendence of Private Insurance)

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Risk and Capital Management – Pillar 3 T • TRS - Total Return Swap • TR - Taxa Referencial (Referential Rate) • TVM - Títulos de valores mobiliários (Securities) V • VaR - Value at Risk 50 Itaú Unibanco Risk and Capital Management – Pillar 3 T • TRS - Total Return Swap • TR - Taxa Referencial (Referential Rate) • TVM - Títulos de valores mobiliários (Securities) V • VaR - Value at Risk 50 Itaú Unibanco

Risk and Capital Management – Pillar 3

11.2 Glossary of Regulations

- BACEN Circular No. 3,082, of January 30th, 2002
- BACEN Circular No. 3,316, of April 30th, 2008
- BACEN Circular No. 3,354, of June 27th, 2007
- BACEN Circular No. 3,640, of March 04th, 2013
- BACEN Circular No. 3,644, of March 04th, 2013
- BACEN Circular No. 3,646, of March 04th, 2013
- BACEN Circular No. 3,674, of October 31st, 2013
- BACEN Circular No. 3,678, of October 31st, 2013
- BACEN Circular No. 3,701, of March 13th, 2014
- BACEN Circular No. 3,748, of February 26th, 2015
- BACEN Circular No. 3,749, of March 05th, 2015
- BACEN Circular No. 3,751, of March 19th, 2015
- BACEN Circular No. 3,769, of October 29th, 2015
- BACEN Circular No. 3,809, of August 25th, 2016
- BACEN Circular No. 3,846, of September 13th, 2017
- BACEN Circular No. 3,869, of December 19th, 2017
- BACEN Circular No. 3,876, of January 31st, 2018
- BACEN Circular No. 3,904, of June 06th, 2018
- BACEN Circular No. 3,921, of December 5th, 2018
- BACEN Circular Letter No. 3,706 of May 05th, 2015
- BACEN Circular Letter No. 3,775 of December 16th, 2015
- BACEN Circular Letter No. 3,782 of September 19th, 2016
- BACEN Circular Letter No. 3,907 of September 10tth, 2018
- CNSP Resolution No. 321, of July 15th, 2015
- CMN Resolution No. 3,263, of February 24th, 2005
- CMN Resolution No. 3,533 of January 31st, 2008
- CMN Resolution No. 3,921, of November 25th, 2010
- CMN Resolution No. 4,192, of March 1st, 2013
- CMN Resolution No. 4,193, of March 1st, 2013
- CMN Resolution No. 4,195, of March 1st, 2013
- CMN Resolution No. 4,280, of October 31st, 2013
- CMN Resolution No. 4,502, of June 30th, 2016
- CMN Resolution No. 4,512, of July 28th, 2016
- CMN Resolution No. 4,557, of February 23rd, 2017
- CMN Resolution No. 4,615, of November 30th, 2017
- Normative SARB 017/2016, of August 25th, 2016

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